Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

OCTOBER 26, 2012

OLYMPUS PACIFIC MINERALS INC.
Suite 500 – 10 King Street East
Toronto, ON  M5C 1C3

TABLE OF CONTENTS

Notice of Annual and Special Meeting of Shareholders	1

Management Information Circular

Solicitation of Proxies	1
Appointment of Proxyholder	1
Revocation of Proxies	1
Information for Non-Registered Shareholders	2
Voting of Proxies	3
Voting Shares and Principal Holders Thereof	4
Notice to Holders of Chess Depository Interests	4
Particulars of Matters to be Acted Upon	5
Any Other Matters	11
Statement of Executive Compensation	11
Summary Compensation Table	15
Statement of Corporate Governance Practices	24
Indebtedness of Directors and Executive Officers	31
Securities Authorized for Issuance Under Equity Compensation Plans	31
Corporate Cease Trade Orders or Bankruptcies	34
Interest of Informed Persons in Material Transactions	34
Management Contracts	35
Interest of Certain Person in Matters to be Acted Upon	35
Audit Committee	35
Additional Information	36

Schedule “A” – Board of Directors Mandate	A -1
Schedule “B” – Board of Directors Mandate	B -1
Schedule “C” – Form of Option Agreement	C -1
Schedule “D – Compensation and Benefits Committee Charter	D -1
Schedule “E” – Audit Committee Charter	E -1
Schedule “F” – Position Description for Executive Chairman	F -1
Schedule “G” - Position Description for Chief Executive Officer	G -1

Olympus Pacific Minerals Inc.
Suite 500 – 10 King Street East
Toronto, ON  M5C 1C3
(416) 572-2525

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the shareholders (the “Shareholders”) of Olympus Pacific Minerals Inc. (hereinafter called the “Company”) will be held at the offices of Olympus Pacific Minerals, 996 Ngo Quyen Street, Son Tra District, Danang City, Vietnam, on Friday, the 26th day of October 2012 at the hour of 7:00 in the morning (Danang time), for the following purposes:

Receive the Audited Consolidated Financial Statements of the Company

1.
To receive the audited consolidated financial statements of the Company for the transitional six-month fiscal year ended June 30, 2012 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

Appointment of Jon Morda and Leslie Robinson

2.	To consider and, if thought fit, to pass an ordinary resolution electing Messrs. Jon Morda and Leslie Robinson as directors and setting such directors’ term of office for a period of three years;

Change of Corporate Name

3.
To consider and, if thought fit, to pass a special resolution of the Shareholders in the form set forth in the accompanying management information circular (the “Circular”) approving an amendment to the Company’s articles of incorporation to change the name of the Company to “Besra Gold Inc.” or such other name as the directors may approve;

Approval of 12% Rolling Stock Option Plan

4.	To consider and, if thought fit, to pass an ordinary resolution of the Shareholders approving the renewal of unallocated entitlements under the Company’s stock option plan until October 26, 2015;

Ratification of Issue of Options to Directors, Officers and Consultants of the Company

5.
For the purpose of ASX Listing Rule 7.4 and for all other purposes, to consider and, if thought fit, to pass an ordinary resolution of the Shareholders, ratifying the grant and issue to various directors, officers and consultants of the company or their nominees of:

(i)	375,000 options for no consideration exercisable into 375,000 common shares of the Company at an exercise price of CAD$0.32 per option exercisable on or before April 30, 2017;

(ii)	1,875,000 options for no consideration exercisable into 1,875,000 common shares of the Company at an exercise price of CAD$0.26 per option exercisable on or before June 17, 2017;

(iii)	20,000 options for no consideration exercisable into 20,000 common shares of the Company at an exercise price of CAD$0.40 per option exercisable on or before June 30, 2017;

(iv)	650,000 options for no consideration exercisable into 650,000 common shares of the Company at an exercise price of CAD$0.27 per option exercisable on or before August 15, 2017;

(v)	4,862,500 options for no consideration exercisable into 4,862,500 common shares of the Company at an exercise price of CAD$0.24 per option exercisable on or before September 3, 2017;

all as more particularly described in the accompanying Management Information Circular.

Voting Exclusion Statement: The Company will disregard any votes cast on this resolution by any person who participated in the issue the subject of this resolution and any person associated with those persons. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Appointment of auditor

6.	To consider and, if thought fit, pass an ordinary resolution to appoint the auditors and to authorize the directors to fix their remuneration; and

Any other business

7.
To transact such further or other business including, without limitation, such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting and any adjournments thereof.

Shareholders also will be able to view the meeting via Polycom video-conference facilities at the Company’s offices in Toronto, Ontario, Canada or Auckland, New Zealand. Shareholders interested in attending the meeting at the Company’s Toronto office will attend at Suite 500, 10 King Street East, Toronto, Ontario M5C 1C3 at 8pm (Toronto time) on Thursday October 25, 2012. Shareholders interested in attending the meeting at the Company’s New Zealand office will attend at Suite 500, 10 King Street East, Toronto, Ontario M5C 1C3 at 12pm (Auckland time) on Friday October 26, 2012.

Accompanying this Notice are a Management Information Circular, a form of Proxy and a Financial Statement Request Form.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Management Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Toronto, Ontario, this 26th day of September, 2012

BY ORDER OF THE BOARD OF DIRECTORS
David A. Seton
Executive Chairman & Director

Olympus Pacific Minerals Inc.
Suite 500 – 10 King Street East
Toronto, ON
M5C 1C3

MANAGEMENT INFORMATION CIRCULAR

(Containing information as at August 31, 2012 unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Olympus Pacific Minerals Inc. (the “Company”) for use at the Annual and Special Meeting of holders (the “Shareholders”) of common shares (the “Shares”) of the Company (and any adjournment thereof) to be held on Friday, October 26, 2012 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

Shareholders also will be able to view the meeting via Polycom video-conference facilities at the Company’s offices in Toronto, Ontario, Canada or Auckland, New Zealand. Shareholders interested in attending the meeting at the Company’s Toronto office will attend at Suite 500, 10 King Street East, Toronto, Ontario M5C 1C3 at 8pm (Toronto time) on Thursday October 25, 2012. Shareholders interested in attending the meeting at the Company’s New Zealand office will attend at Level 11, 57 Fort Street Auckland New Zealand at 12pm (Auckland time) on Friday October 26, 2012.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Management Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC. (the “Transfer Agent”), Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.  Proxies delivered after that time will not be accepted.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the form of proxy.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 500, 10 King Street East, Toronto, Ontario, M5C 1C3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most Shareholders of the Company are “non-registered” Shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency.  Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered Shareholders may vote at the Meeting.  If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in such Shareholder’s name on the records of the Company.  Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of  a clearing agency such as CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms) or CHESS Depository Nominees Pty. Ltd. (“CDN”).  Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

 Beneficial Shareholders (Other than Holders of CHESS Depository Interests)

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Shares directly at the Meeting.  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Shares voted.

This Management Information Circular and accompanying materials are being sent to both registered Shareholders and Beneficial Shareholders.  Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”).  Subject to the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers – of the Canadian Securities Administrators (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.  Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.  If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Shares on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of the Beneficial Shareholder’s broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Management Information Circular and the accompanying form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

 CHESS Depository Interest Holders

A Chess Depository Interest (“CDI”) is evidence of an indirect ownership in Shares. Holders of CDIs are non-registered or beneficial owners of the underlying Shares.  The underlying Shares are registered in the name of CDN.  As holders of CDIs are not the legal owners of the underlying Shares, CDN is entitled to vote at meetings of shareholders on the instruction of the registered holder of the CDIs.

As a result, registered holders of CDIs can expect to receive a voting information form (a “VIF”), together with the Meeting materials from Computershare Limited (“Computershare”), the CDI Registry in Australia.  These VIFs are to be completed by holders of CDIs who wish to vote at the Meeting and returned to Computershare in accordance with the instructions contained therein. CDN is required to follow the voting instructions properly received from registered holders of CDIs. If you hold your interest in CDIs through a broker, dealer or other intermediary, you will need to follow the instructions of your intermediary.

A registered holder of a CDI can request CDN to appoint the holder (or a person nominated by the registered holder) as proxy to exercise the votes attaching to the underlying Shares represented by the holders of CDIs.  In such case, a holder of a CDI may, as proxy, attend and vote in person at the Meeting.

If you hold your interest in CDIs through a broker, dealer or other intermediary, you will need to follow the instructions of your intermediary and request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

Registered holders of CDIs that wish to change their vote must in sufficient time in advance of the Meeting contact Computershare to arrange to change their vote.  If you hold your interest in CDIs through a broker, dealer or other intermediary, you must in sufficient time in advance of the Meeting, arrange for your intermediary to change its vote through Computershare in accordance with the procedure set out above.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:

(a)	be voted for or against or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Management Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:                                unlimited common shares without par value
Issued and Outstanding:                       378,781,186 common shares without par value

Only Shareholders of record at the close of business on September 26, 2012, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each Share registered in his name on the list of Shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
Dragon Capital Group Limited Ho Chi Minh City, Vietnam	62,943,172(1)(2)	16.62%

Notes:
(1)	As at September 26, 2012.
(2)
According to filings effected at www.sedi.ca, of these securities 42,484,497 Shares are beneficially held by Vietnam Growth Fund Limited, 19,188,675 Shares are beneficially held by Vietnam Enterprise Investments Limited and 1,270,000 Shares are registered in the name of Dragon Capital Markets Limited. Management of the Company is unaware of who the beneficial owners of Dragon Capital Group Limited (“Dragon Capital”) are. Based upon information contained on its website, www.dragoncapital.com, Dragon Capital is an investment group focused exclusively on Vietnam’s capital markets.  Management is unaware of who are the beneficial owners of the Company’s Shares owned by Dragon Capital.

NOTICE TO HOLDERS OF CHESS DEPOSITORY INTERESTS

The Company was originally incorporated in the Province of Ontario on July 4, 1951 under the name of “Meta Uranium Mines Limited.  The Company’s name was changed to “Metina Developments Inc.” on August 24, 1978.  The Company was then continued from the jurisdiction of Ontario into the province of British Columbia under the Company Act (British Columbia) under the name “Olympus Holdings Ltd.” on November 5, 1992.  The name of the Company was changed to its current name of “Olympus Pacific Minerals Inc.” on November 29, 1996 and was continued from the jurisdiction of British Columbia into the Yukon Territory under the Business Corporations Act (Yukon) on November 17, 1997.  It was then continued from the Yukon Territory on July 13, 2006 and currently exists under and is governed by the laws of Canada, including the Canada Business Corporations Act (the “CBCA”).  The Company is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001 (Cth) dealing with the acquisition of shares.  These chapters deal with substantial holdings, takeover bids, compulsory acquisitions, as well as certain rules on continuous disclosure.  The Company is governed by applicable Canadian securities laws and the CBCA with respect to these matters.  There are no limitations on the acquisition of securities of the Company under the CBCA.  The Company is subject to rules applicable to takeover bid regulation under applicable Canadian securities laws, as well as rules relating to reporting requirements for shareholders holding 10% or more of the securities of the Company, under applicable Canadian securities laws.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Presentation of Financial Statements

 The audited consolidated financial statements of the Company for the transitional six-month fiscal year ended June 30, 2012, and the report of the auditors thereon will be placed before the Meeting. Receipt at the Meeting of the audited consolidated financial statements of the Company for the transitional six-month fiscal year ended June 30, 2012 will not constitute approval or disapproval of any matters referred to therein. No vote will be taken on the financial statements. These financial statements are included in the Company’s 2012 Annual Report which can be accessed on the Company’s website at www.olympuspacific.com and are also available at www.sedar.com.

 Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (“NI 51-102”) and NI 54-101, a person or corporation who in the future wishes to receive annual and interim financial statements from the Company must deliver a written request for such material to the Company. Shareholders who wish to receive annual and interim financial statements are encouraged to complete the appropriate request card included with these materials and send it to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Canada.

2.	Election of Jon Morda and Leslie G. Robinson as Directors

The Board of Directors presently consists of four directors.  At the Shareholder meeting held on May 11, 2010, Messrs. Jon Morda and Leslie G. Robinson were elected for a term expiring at the third annual meeting of shareholders following the May 11, 2010 meeting. Accordingly, the terms of Messrs. Jon Morda and Leslie Robinson will expire at the meeting and Messrs. Jon Morda and Leslie G. Robinson will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of Messrs. Jon Morda and Leslie G. Robinson.  Under the provisions of the CBCA, a director may hold office for a term expiring not later than the close of the third annual meeting following the election. Management does not contemplate that such nominee will be unable to serve as a director.  If elected, Messrs.  Jon Morda and Leslie G. Robinson will hold office for the term approved by the Shareholders or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Law No. 1 of the Company, or with the provisions of the CBCA.

At the Meeting, Shareholders will be asked to elect Messrs. Jon Morda and Leslie G. Robinson to the Company’s board of directors, for a term expiring at the third annual meeting of the Shareholders following the Meeting. At the Shareholder meeting held May 29, 2012, Mr. Kevin Tomlinson was elected for a term expiring at the third annual meeting of the Shareholders following the May 29, 2012 meeting.  At the Shareholder meeting held June 6, 2011, Mr. David A. Seton was elected for a term expiring at the third annual meeting of the Shareholders following the date of the 2011 meeting.

The following tables and notes thereto set out the names of each person proposed to be nominated by management for election as a director (a “proposed director”) as well as each continuing director and his term of office, the province or city and country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of Shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Province or City and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled(2)
Leslie Robinson(3)(4)(5) Director Wellington, New Zealand	Corporate director. Former Director of Zedex Minerals Limited.	Since December 17, 2009 Term expires at the Meeting	2,387,005
Jon Morda(4)(5) Director Niagara-on-the-Lake, Canada	Corporate director and chartered accountant. Former Chief Financial Officer of Alamos Gold, a mineral exploration and gold producing company listed on the Toronto Stock Exchange.	Since August 16, 2005 Term expires at the Meeting	52,088

Continuing Directors

Name, Position and Province or City and ountry of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled(2)
David A. Seton(3) Executive Chairman and Director Hanoi, Vietnam	Executive Chairman of the Company and Chairman and Director of Polar Star Mining Corporation, a mineral exploration and development company listed on the Toronto Stock Exchange.	Since August 23, 1996 Term expires at 2013 annual meeting	5,590,133
Kevin M. Tomlinson(3)(4)(5)(6) Deputy Chairman and Director Richmond, United Kingdom
Corporate Director since January 2012. Formerly Manager Regional Exploration for Plutonic Resources, CEO of Austminex NL, Head of Research at Hartleys Australia, Director of Natural Resources at Williams de Broë and Managing Director Investment Banking for Westwind Partners/Thomas Weisel/Stifel Nicolaus in London and Toronto.
		Since January 17, 2012 Term expires at the 2014 annual meeting	Nil
Notes:
(1)	The information as to the province and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)	Denotes member of Corporate Governance and Nominating Committee. Mr. Robinson is the Chair of the Corporate Governance and Nominating Committee.
(4)	Denotes member of Compensation Committee. Mr. Tomlinson is the Chair of the Compensation Committee.
(5)	Denotes member of Audit Committee. Mr. Morda is the Chair of the Audit Committee.
(6)	Denotes Lead Independent Director

 The Board recommends that Shareholders vote in favour of the election of Messrs. Jon Morda and Leslie G. Robinson for a term expiring at the third annual meeting of the Shareholders following the Meeting.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING PROXY WILL VOTE FOR THE ELECTION OF MR. JON MORDA AND MR. LESLIE G. ROBINSON

3.	Change of Corporate Name

 The Company proposes to change its name from “Olympus Pacific Minerals Inc.” to “Besra Gold Inc.” (the “Name Change”) or such other name as may be permitted by the relevant regulatory authorities and approved by the Board.  Such new name must be acceptable to the Director under the CBCA, the stock exchanges upon which the Common Shares are listed and any other relevant regulatory authority. Accordingly, the Shareholders will be requested at the Meeting or any adjournment thereof, to consider and, if thought fit, pass, with or without amendment, a special resolution approving the Name Change (the “Name Change Resolution”), the full text of which is set on in Schedule “A”.

 The Board may, in its sole discretion, notwithstanding the approval of the Name Change Resolution at the Meeting, decide not to proceed with the Name Change. Subject to the exercise of such discretion by the Board, the Company will file articles of amendment in the prescribed form with the Director under the CBCA, which is expected to be completed as soon as practicable following the Meeting but may occur at any time at the discretion of the Board. The Name Change will become effective on the date shown on the certificate issued by the Director under the CBCA.

 Over the last number of years, Olympus’ management has debated whether the Company should rebrand. When a company decides to go through a rebranding process, it’s addressing the wants and needs of the company’s current and prospective shareholders or customers. When we delved further, it became apparent there was added value associated with the rebranding of our company. Such value might be expressed through market differentiation, accessibility, brand awareness, relevance, and new vitality. We believe these benefits will improve our relationship with our shareholder base and the wider market.

 When we decided to develop a new name, a significant number of potential options were considered and opinions were gleaned from a wide range of sources. We knew there was a requirement to take a bold step forward to assist our thrust to the next phase of our company’s development.  During the process, we came across a hawk that’s natural habitat is Southeast Asia, including the areas we operate. The hawk has acute vision, it's agile, fast, and tenacious. It's an esteemed bird. Besra is that hawk (Accipiter virgatus). We admire and aspire to the attributes of this bird of prey and, therefore, we have selected the name, Besra Gold Inc. It has the right tone, length, feel and connotations for us. The message is a company planning to take flight and become a world class gold producer.

 The Name Change Resolution must be approved by 66⅔% of the votes cast, either in person or by proxy at the Meeting. Unless otherwise indicated, the persons in the accompanying form of proxy intend to vote FOR the Name Change Resolution.

 The Board recommends that the Shareholders vote in favour of the Name Change Resolution. If named as a proxy, the management designees of the Company intend to vote the Shares represented by such proxy at the Meeting for the approval of the Name Change Resolution, unless otherwise directed in the proxy.

UNLESS OTHERWISE INDICATED, THE PERSONS NAMED IN THE ACCOMPANYING PROXY WILL VOTE FOR IN FAVOUR OF THE FILING OF ARTICLES OF AMENDMENT TO CHANGE THE CORPORATE NAME OF THE COMPANY TO BESRA GOLD INC.

4.	Approval of Unallocated Entitlements Under the Company’s Stock Option Plan

As at the date of this Circular, the Company has 40,842,585 stock options outstanding, which represents 10.8% of the issued and outstanding Shares.

The Company’s existing Stock Option Plan (the “Plan”), a 12% rolling stock option plan initially adopted in 2007, does not have a fixed maximum number of securities issuable and, as such, under the policies of the Toronto Stock Exchange (“TSX”), any unallocated options, rights or other entitlements (“unallocated entitlements”) under the Plan must be approved by shareholders by ordinary resolution at the Meeting and further approval will be required in three years’ time.

Previously allocated options, rights or other entitlements under the Plan will continue in effect, irrespective of whether the resolution approving the unallocated entitlements is passed.  However, if approval of the unallocated options is not obtained at the Meeting, unallocated entitlements as at the time of the Meeting will be cancelled and will no longer be available for grant, and outstanding options that are otherwise cancelled or expire will no longer be available for re-grant.

For particulars with respect to the terms of the Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan” in this Circular.

A copy of the Plan is available for viewing up to the date of the Meeting at the Company’s offices at Suite 500, 10 King Street East, Toronto, ON M5C 1C3 and at the Meeting. A copy of the Plan was also publicly filed and is available for viewing, on the SEDAR website (www.sedar.com).

The approval of the unallocated entitlements under the Plan requires the affirmative vote of the shareholders of a majority of the issued and outstanding Shares entitled to vote and represented in person or by proxy at the Meeting.

Shareholders will be asked at the Meeting to consider and, if thought fit, approve with or without variation, the ordinary resolution in the form set forth below:

“RESOLVED, as an ordinary resolution that:

1.	the unallocated entitlements under the Plan be and are hereby approved and authorized, and the Company have the ability to grant options under the Plan until October 26, 2015; and

2.
any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

 The Board recommends that Shareholders vote in favour of approving any unallocated entitlements under the Plan on the terms described above.

 UNLESS OTHERWISE INDICATED, THE PERSONS NAMED IN THE ACCOMPANYING PROXY WILL VOTE FOR THE APPROVAL OF THE UNALLOCATED ENTITLEMENTS UNDER THE PLAN ON THE TERMS DESCRIBED ABOVE.

5.	Ratification of Issue of Options to Directors, Officers and Consultants of the Company

Pursuant to the terms of the stock option plan, the Company has granted the following options to directors, officers and consultants of the Company or their respective nominees:

(i)	375,000 options for no consideration exercisable into 375,000 common shares of the Company at an exercise price of CAD$0.32 per option exercisable on or before April 30, 2017;

(ii)	1,875,000 options for no consideration exercisable into 1,875,000 common shares of the Company at an exercise price of CAD$0.26 per option exercisable on or before June 17, 2017;

(iii)	20,000 options for no consideration exercisable into 20,000 common shares of the Company at an exercise price of CAD$0.40 per option exercisable on or before June 30, 2017;

(iv)	650,000 options for no consideration exercisable into 650,000 common shares of the Company at an exercise price of CAD$0.27 per option exercisable on or before August 16, 2017;

(v)	4,862,500 options for no consideration exercisable into 4,862,500 common shares of the Company at an exercise price of CAD$0.24 per option exercisable on or before September 3, 2017;

 (the options referred to above being collectively referred to as the “Plan Participant Options”).

The grant of the Plan Participant Options is designed to encourage the plan participants to have a greater involvement in the achievement of the Company’s objectives and to provide an incentive to strive to that end by participating in the future growth and prosperity of the Company through equity ownership.

ASX Listing Rule 7.4 permits the ratification of previous issues of securities made without prior shareholder approval, provided the issue did not breach the 15% threshold in ASX Listing Rule 7.1.  The effect of such ratification is to restore a company's maximum discretionary power to issue further securities up to 15% of the issued capital of the company without requiring shareholder approval.

ASX Listing Rule 7.1 requires shareholder approval to the proposed issuance of securities in the Company.  ASX Listing Rule 7.1 broadly provides, subject to certain exceptions, that shareholder approval is required for any issuance of securities by a listed company, where the securities proposed to be issued represent more than 15% of the company’s securities then on issue.

The Directors are seeking ratification under ASX Listing Rule 7.4 for the issue of the Plan Participant Options to acquire Shares to various plan participants of the Company (or their nominees) in order to restore the right of the Company to issue further securities within the 15% limit during the next 12 months.

The following information is provided to Shareholders for the purposes of ASX Listing Rule 7.5:

(a)	The Plan Participant Options were issued to the following Directors, Officers and Consultants upon the following terms:

Name of Optionee	Position of Optionee	No. of Options	Exercise Price	Expiry Date
Whakapai Consulting Limited (nominee of S. Jane Bell)	Chief Financial Officer	93,750	$0.32	April 30, 2017
B Tree & Oak Tree Trust (nominee of Peter Tiedemann)	Chief Information Officer	37,500	$0.32	April 30, 2017
Leslie Robinson	Director	150,000	$0.32	April 30, 2017
Michael Banks	Consultant	93,750	$0.32	April 30, 2017
Abergeldie Trust (nominee of John Seton)	Chief Executive Officer	562,500	$0.26	June 17, 2017
Avora Limited, trustee of Lloyd Beaumont Trust No. 2 (nominee of Paul F. Seton)	Chief Commercial Officer	1,031,250	$0.26	June 17, 2017

Name of Optionee	Position of Optionee	No. of Options	Exercise Price	Expiry Date
Rodney H. Murfitt	Group Exploration Manager	281,250	$0.26	June 17, 2017
Grier Govorko	Consultant	20,000	$0.40	June 30, 2017
Charles F. Barclay	Chief Technical Officer	500,000	$0.27	August 15, 2017
James W. Hamilton	Vice-President, Investor Relations	150,000	$0.27	August 15, 2017
Grier Govorko	Consultant	100,000	$0.24	September 3, 2017
Darin M. Lee	Chief Operating Officer	4,562,500	$0.24	September 3, 2017
Le Minh Kha	General Director of Phuoc Son Gold Company Limited and Bong Mieu Gold Mining Company Limited	200,000	0.24	September 3, 2017

(b)	the Plan Participant Options were issued for no consideration;

(c)	the full terms and conditions of the options are described in the form of Stock Option Agreement attached as Schedule “C”;

(d)	no funds were raised from the issue of the Plan Participant Options.

Waiver from ASX Listing Rules 10.11 and 10.14

Effective March 21, 2012, the Company received a waiver from ASX listing rules 10.11 and 10.14. The waiver is conditional on the Company:

(i)	complying with the requirements imposed on the Company under the rules of the TSX,

(ii)
excluding the votes of related parties (and their associates) or directors, as the case may be, and including a voting exclusion statement in any notice of meeting where the Company seeks shareholder approval for the issue of securities to a related party or director;

(iii)
certifying to the ASX on an annual basis that it remains subject to, has complied with, and continues to comply with, the requirements of the TSX with respect to the issue of securities to related parties or to directors under an employee incentive scheme, as the case may be; and

(iv)
advising ASX immediately if the Company (A) becomes aware of any change to the application of the TSX listing rules with respect to the issue of securities to related parties or to directors under an employee incentive scheme, as the case may be, or (B) is no longer in compliance with the requirements of TSX with respect to the issue of securities to related parties or to directors under an employee incentive scheme, as the case may be.

 Accordingly, for so long as the Company complies with the above conditions, the Company will not be seeking shareholder approval for future grants of options to Directors pursuant to ASX listing rule 10.11 or 10.14.

 For the purposes of the above, the Company will disregard any votes cast on the foregoing resolution by any of the above directors, officers or consultants or their respective associates.  However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

 The Board recommends that Shareholders vote in favour of the ratifying of the issuance of the Plan Participant Options on the terms described above.

 UNLESS OTHERWISE INDICATED, THE PERSONS NAMED IN THE ACCOMPANYING PROXY WILL VOTE FOR THE RATIFYING OF THE ISSUANCE OF THE PLAN PARTICIPANT OPTIONS ON THE TERMS DESCRIBED ABOVE.

6.	Re-Appointment of Auditors

At the Meeting, Shareholders will be asked to approve a resolution appointing Ernst & Young LLP, Chartered Accountants, as auditors of the Company and authorizing the directors to fix their remuneration. Ernst & Young LLP were first appointed auditors of the Company on April 20, 2004.

 The Board recommends that Shareholders vote in favour of reappointing Ernst & Young LLP, Chartered Accountants, as auditors of the Company and authorizing the directors to fix their remuneration.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING PROXY WILL VOTE FOR THE REAPPOINTMENT OF ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

ANY OTHER MATTERS

Pursuant to the CBCA, proposals intended to be presented by Shareholders for action at the Meeting must comply with the provisions of the CBCA and be deposited at the Company’s head office not later than September 26, 2012 in order to be included in the Information Circular and form of proxy relating to such Meeting. The Company did not receive any such Shareholder proposals.

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Management Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Information Circular to vote the same in accordance with their best judgment of such matters.

STATEMENT OF EXECUTIVE COMPENSATION

 Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer (each an “NEO”) of the Company means each of the following individuals:

(a)	the chief executive officer (“CEO”) of the Company;

(b)	the chief financial officer (“CFO”) of the Company;

(c)
each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CAD$150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 to NI 51-102, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the transitional six-month fiscal year ended June 30, 2012, the Company’s NEOs were David A. Seton, Executive Chairman, John Seton, Chief Executive Officer, S. Jane Bell, Chief Financial Officer, Charles Barclay, Chief Technical Officer and  Paul Seton, Chief Commercial Officer.

Each of the NEOs is engaged by the Company pursuant to management services agreement that sets out the NEO’s base compensation and other entitlements.

 Compensation Discussion and Analysis

The Company’s board of directors (the “Board”) has delegated to the Compensation and Benefits Committee of the Board (the “Compensation Committee”) the responsibility for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers.  The Board ensures that total compensation paid to its NEO’s is fair and reasonable and is consistent with the Company’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success.  The Company’s compensation philosophy is to foster entrepreneurship at all levels of the organization by making long term equity-based incentives, through the granting of stock options, a significant component of executive compensation.  This approach is based on the assumption that the performance of the Company’s Share price over the long term is an important indicator of long-term performance.

The Company’s compensation philosophy is based on the following fundamental principles:

1.	Compensation programs align with Shareholder interests – compensation of executives should align the goals of the executives with the goal of maximizing long term Shareholder value;

2.	Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

3.
Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all NEOs were developed based on the above-mentioned compensation philosophy and are as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with Shareholders’ interests and with the execution of the Company’s business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding pre-determined objectives.

Previously, compensation packages were reviewed annually with an effective period from January 1 to December 31. In order to closer align compensation practices with the Company’s budgeting cycle and with its change to a fiscal year end of June 30, compensation packages for the Company’s directors and executive officers are now determined annually based on the period from July 1 to June 30 of the following year effective July 1, 2012.

 The Committee retains independent compensation consultants from time to time to advise on appropriate compensation levels with reference to the philosophy and objectives discussed above. For the NEO compensation packages for the fiscal year commencing July 1, 2012, the Company retained McDonald & Company (Australasia) Pty Ltd (“McDonald”) to review the Company’s compensation plan. In developing its recommendations, McDonald benchmarked the Company’s compensation against that of the following mining issuers selected based on revenue, market capitalization, total assets and other select financial matrices:

Catalpa Resources Limited	CGA Mining Limited
Dragon Mining Limited	Focus Mining Limited
Galaxy Resources Limited	Integra Mining Limited
Intrepid Mines Limited	Ivanhoe Australia Limited
Kingsgate Consolidated Limited	Kula Gold Limited
Mincor Resources NL	Nautilus Minerals Inc.
Norton Gold Fields Limited	OceanaGold Corporation
PanAust Limited	Platinum Australia Limited
Rex Minerals Limited	Saracen Mineral Holdings Limited
Sundance Resources Limited	Terramin Australia Limited
Troy Resources NL	Unity Mining Limited

 McDonald’s recommendations were based off the Company being aligned with the second quartile (or better) for the companies selected as part of the benchmarking exercises.

 The aggregate fees billed by the Company’s independent compensation advisor in each of the last two fiscal years are as follows:

Financial Year Ended	Executive Compensation Related Fees	All Other Fees
2012	AUD$11,500	AUD$4,750
2011	$4,495.71(1)	Nil
(1)
Denotes fees paid to 3XCD – Board and Executive Compensation Governance, the Company’s independent compensation consultant for the compensation paid during the 2011 financial year ended December 30, 2011.

 Competitive Compensation

The Company’s principal goal is to create sustainable value for its Shareholders.  The Company’s compensation philosophy is based on the objectives of linking the interests of the executive officers with both the short and long-term interests of the Company, of linking executive compensation to the performance of the Company and the individual and of compensating executive officers at a level and in a manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.  The executive compensation program is externally developed based on the recommendations of independent compensation consultants and reviewed and revised by the compensation committee as appropriate and is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.

Compensation packages for the Company’s executive officers consists of a base salary and participation in both a short-term incentive plan and long-term incentive plan. Base salaries are intended to be competitive with corporations of a comparable size and stage of development within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long-term success.  The Company’s short-term incentive compensation is directly tied to corporate performance.  Long-term incentive compensation in the form of share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of Shareholders.

 Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders

 Base Salary

The Board approves the base salaries for the executive officers of the Company based on the recommendations of the Committee and with the advice of the independent compensation consultant retained by the Committee.  The level of base salary for executive officers is determined based on the scope of their responsibilities and their prior relevant experience, the level of past performance, as well as the importance of the position to the Company, taking into account competitive market compensation paid by other companies in the Company’s industry for similar positions and the overall market demand for such executives. An executive officer’s base salary will also be determined by reviewing the executive officer’s other compensation to ensure that the executive officer’s total compensation is in line with the Company’s overall compensation philosophy.

Base salaries are reviewed annually and increased for merit reasons, based on the executive officers’ success in meeting or exceeding individual performance goals, as well as contributions to achieving company performance goals. Additionally, the Company adjusts base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities.

During the transitional six-month fiscal year ended June 30, 2012, the Company did not award increases in base salary of the NEOs as compensation levels were frozen during the Company’s transition financial year from a December 31 year-end to a June 30 year-end. Revised compensation packages have been approved by the Board based on the recommendations of McDonald, the Company’s independent compensation consultant effective for the financial year beginning July 1, 2012.

 Short-term Incentive Compensation

Senior managers are eligible for an annual cash bonus determined with reference to corporate performance metrics, fixed at the beginning of the compensation period and assessed by the board of directors at the end of the compensation period.

Each executive officer is entitled to a payment calculated as a percentage of their base salary multiplied by the level of corporate performance achieved by the Company. The specific percentage is determined based on whether the Company achieved the threshold level, target level or maximum level of the respective corporate performance metrics. For the transitional six-month fiscal year ended June 30, 2012, the corporate performance metrics were based one-third on the Company’s production levels, one-third on financial performance and one-third on the increase in the Company’s resources and the definition of geological potential. The Company did not declare any bonuses to NEO’s under the short-term incentive plan during the transitional six-month fiscal year ended June 30, 2012 as the Company did not meet the threshold level in any of the production, financial performance, or geological potential matrices.

 Long Term Incentive Compensation

The Company has no long-term incentive plans other than the Plan.  The Plan is designed to encourage share ownership and entrepreneurship on the part of the executive officers and other employees.  The Board believes that the Plan aligns the interests of the NEOs with Shareholders by linking a component of executive compensation to the longer term performance of the Shares.

Based on the recommendations of McDonald, the Company’s independent compensation consultant, entitlements of executive officers under the long-term incentive plan are determined with reference to a multiplier of base salary. Annually, the board will consider the entitlement of each executive officer under the Plan based on the multiplier applicable to that executive and make such grants of options in order to bring the executive officer in line with his or her entitlement.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Board also makes the following determinations:

•	any other employees or consultants who are eligible to participate in the Plan;

•	the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the market price on the date of grant;

•	the date on which each option is granted;

•	the vesting period, if any, for each stock option;

•	the other material terms and conditions of each stock option grant; and

•	any re-pricing or amendment to a stock option grant.

The Board makes these determinations subject to and in accordance with the provisions of the Plan.  All of the NEOs are eligible to participate in the Company’s Plan.

SUMMARY COMPENSATION TABLE

	Year(1)	Salary(2) ($)	Share- based awards ($)		Non-equity incentive plan compensation				Total Compen- sation ($)
				Option- based awards(3) ($)	Annual incentive plans	Long- term incentive plans ($)	Pension Value ($)	All Other Compen- sation ($)
David A. Seton(4) Executive Chairman	2012 2011 2010	160,000 320,000 258,000	N/A N/A N/A	700,920 315,000 270,662	Nil 213,333 64,500	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	860,920 848,333 593,162

John A. G. Seton(5) Chief Executive Officer	2012 2011 2010	152,500 274,083 80,000	N/A N/A N/A	400,488 260,100 638,005	Nil 173,412 16,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	552,988 707,595 734,005

S. Jane Bell(6) Chief Financial Officer	2012 2011 2010	90,000 168,333 152,650	N/A N/A N/A	163,844 87,500 47,764	Nil 77,333 22,898	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	144,319 333,166 223,282

Paul Seton Chief Commercial Officer	2012 2011 2010	115,500 231,000 220,000	N/A N/A N/A	163,844 105,000 95,528	Nil 123,200 44,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	279,344 459,200 359,528

Charles Barclay(7) Chief Strategy Officer	2012 2011 2010	110,000 220,000 188,125	N/A N/A N/A	80,622 100,000 63,685	Nil 117,333 37,625	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	190,622 437,333 289,435
Notes:
(1)
The Company changed its financial year end from December 31 to June 30 effective June 30, 2012. For 2012, these figures reflect compensation for the transitional six-month fiscal year ended June 30, 2012. For 2011 and 2010, these figures reflect compensation for the financial years ended December 31, 2011 and 2010, respectively.

(2)	Amounts are in Canadian dollars.
(3)
Figures represent the fair value of the options granted during a particular year as of the grant date. See “Aggregate Option” table for the aggregate number of options outstanding at year end.  Valued using the Black Scholes model.

(4)
Prior to August 16, 2011, David Seton served in the capacity of Chairman and Chief Executive Officer. Effective August 16, 2011, Mr. Seton resigned as Chief Executive Officer but continued to serve as Executive Chairman.

(5)	Prior to August 16, 2011, John Seton served in the capacity of Chief Financial Officer. Effective August 16, 2011, Mr. Seton was appointed Chief Executive Officer.
(6)	Prior to August 16, 2011, Jane Bell served in the capacity of Vice President, Finance. Effective August 16, 2011, Ms. Bell was appointed Chief Financial Officer.
(7)	Prior to September 1, 2011, Charles Barclay served in the capacity of Chief Operating Officer. Effective August 16, 2011, Mr. Barclay was appointed Chief Technical Officer.

Perquisites and Personal Benefits

The Company does not award perquisites or other personal benefits to its NEOs other than benefits integrally and directly related to the performance of the NEO’s duties.

 Incentive Plan Awards – valued vested or awarded during the year

NEO	Option-based awards – Value vested during the year ($)(1)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David A. Seton	Nil	Nil	Nil
John Seton	Nil	Nil	Nil
S. Jane Bell	Nil	Nil	Nil
Paul Seton	Nil	Nil	Nil
Charles Barclay	Nil	Nil	Nil
(1)	This amount is based on the difference between the market value of the securities underlying the options at June 30, 2012, which was $0.25 and the exercise price of the options.
(2)
Options vest as determined by the Board at the date of grant.  The in-the-money value of stock options issued to NEO’s that vested or was awarded during the transitional six-month fiscal year ended June 30, 2012 was nil.

Outstanding share based awards and option based awards at June 30, 2012

The following table sets forth details on outstanding share based awards and option based awards at June 30, 2012, for the NEOs.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise price ($)	Option expiration date	Value of unexercised In-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David A. Seton	2,700,000	0.33	March 13, 2017	Nil	2,700,000	Nil
	722,872	0.52	February 15, 2017	Nil	722,872	Nil
	500,000	0.52	February 14, 2017	Nil	500,000	Nil
	751,599	0.532	September 25, 2016	Nil	Nil	Nil
	810,938	0.72	December 31, 2015	Nil	Nil	Nil
	1,573,618	0.40	December 31, 2014	Nil	Nil	Nil
	1,809,000	0.40	January 1, 2013	Nil	Nil	Nil
John A. G. Seton	562,500	0.26	June 17, 2017	Nil	562,500	Nil
	900,000	0.33	March 13, 2017	Nil	900,000	Nil
	1,000,000	0.52	February 14, 2017	Nil	1,000,000	Nil

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise price ($)	Option expiration date	Value of unexercised In-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
	620,606	0.532	September 25, 2016	Nil	Nil	Nil
	254,213	0.515	August 15, 2016	Nil	Nil	Nil
	540,625	0.72	December 31, 2015	Nil	Nil	Nil
	750,000	0.60	April 1, 2015	Nil	Nil	Nil
	750,000	0.42	April 1, 2015	Nil	Nil	Nil
	997,252	0.45	December 31, 2014	Nil	Nil	Nil
	1,000,000	0.40	December 31, 2014	Nil	Nil	Nil
S. Jane Bell	93,750	0.32	April 30, 2017	Nil	93,750	Nil
	200,000	0.52	February 14, 2017	Nil	200,000	Nil
	25,000	0.52	February 14, 2017	Nil	25,000	Nil
	238,603	0.532	September 25, 2016	Nil	Nil	Nil
	190,279	0.515	August 15, 2016	Nil	Nil	Nil
	128,720	0.72	December 31, 2015	Nil	Nil	Nil
	277,697	0.40	December 31, 2014	Nil	Nil	Nil
	104,167	0.80388	September 28, 2013	Nil	Nil	Nil

Paul Seton	1,031,250	0.26	June 17, 2017	Nil	1,031,250	Nil
	250,000	0.52	February 14, 2017	Nil	250,000	Nil
	250,533	0.532	September 25, 2016	Nil	Nil	Nil
	270,313	0.72	December 31, 2015	Nil	Nil	Nil
	1,000,000	0.40	December 31, 2014	Nil	Nil	Nil
	555,394	0.40	December 31, 2014	Nil	Nil	Nil
Charles Barclay	170,088	0.52	February 15, 2017	Nil	170,088	Nil
	250,000	0.52	February 14, 2017	Nil	250,000	Nil
	238,603	0.532	September 25, 2016	Nil	Nil	Nil
	257,441	0.72	December 31, 2015	Nil	Nil	Nil
	370,263	0.40	December 31, 2014	Nil	Nil	Nil
	426,000	0.40	January 1, 2013	Nil	Nil	Nil
	500,000	0.65	August 15, 2012(2)	Nil	Nil	Nil
(1)	This amount is based on the difference between the market value of the securities underlying the options at June 30, 2012, which was $0.25 and the exercise price of the options.
(2)	These options expired as of the date indicated above.

 Pension Plan Benefits

The Company does not provide retirement benefits for directors or executive officers.

 Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Company’s officers and key employees.  The Company does not provide retirement benefits for directors or executive officers.

 Termination and Change of Control Benefits

The Company has entered into a management services agreement (each an “Executive Agreement”) with each of its NEO’s that provide for specific benefits in the event that NEO’s employment is terminated voluntarily by the NEO upon notice to the Company or following a material change in the NEO’s responsibilities or by the Company upon notice.  A summary of these benefits follows.

Termination

Pursuant to the Executive Agreements, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation or retirement or upon a change in the NEO’s responsibilities, as applicable.  An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on June 30, 2012, is set out in the table below and is more fully described in the section that follows:

	Triggering Event
NEO	Resignation or Retirement	Termination without Cause	Material Change in Responsibilities
David Seton	Nil	$975,000	$975,000(1)
John Seton	Nil	$975,000	$975,000(1)
S. Jane Bell	Nil	$300,000	$300,000(2)

Triggering Event
NEO	Resignation or Retirement	Termination without Cause	Material Change in Responsibilities
Charles Barclay	Nil	$352,500	$352,5003)
Paul Seton	Nil	$612,500	$612,500(1)

(1)	equivalent to 30 months’ salary
(2)	equivalent to 15 months’ salary
(3)	equivalent to 18 months’ salary

Termination by the NEO

The NEO may terminate his or her Executive Agreement and the services being provided by it thereunder by giving the Company at least three (3) months prior written notice (the “NEO’s Termination Notice”), provided that the Company shall have the right to give written notice to the NEO that the Company is waiving the full notice period and is permitting the agreement and the services of the NEO to be terminated upon a date that is less than three months after the date of the NEO’s Termination Notice as determined by the Company (the “Company’s Termination Notice”) and further provided that all salaries or fees payable to the NEO or the NEO’s management company, and all other obligations of the Company to the NEO hereunder shall cease upon the date specified in the NEO’s Termination Notice or the Company’s Termination Notice, whichever is applicable provided that if the Company provides the Company’s Waiver of Notice, it will be obligated to pay fees up to and including the date specified in the Consultant’s Termination Notice at the rate of the Consultant’s annual fee or salary in effect at the time of the notice subject to a maximum of three (3) months payment.

The NEO shall be entitled to terminate his/her Executive Agreement immediately upon serving written notice to the Company in the event that:

1)	a receiver or liquidator is appointed in respect of the Company; or

2)
the Company fails to pay any moneys payable thereunder within fourteen (14) calendar days of the due date and shall further fail to pay such moneys within fourteen (14) calendar days of receiving written notice of such failure from the NEO.

The NEO may also terminate the Executive Agreement by giving the Company at least seven (7) days’ notice if without the written agreement of the NEO, the nature of the duties, requirements and arrangements of the NEO are substantially changed such that the nature of the work that is required to be performed is not work which is consistent with the work ordinarily required to be performed for a position similar to that assumed by an executive for a publicly listed mining company and certain other enumerated circumstances, in which event the Company shall be obligated to provide the NEO with a payment which  shall be payable on the fifth calendar day following the date of the notice of termination (the “Employee’s Notice of Termination”) and shall consist of the following, subject to the NEO executing and delivering a full and final release in writing of the Company:

(i)	the NEO’s full fee through to the date of termination at the amount in effect at the time the Employee’s Notice of Termination was given and the amount of any allowable expenses reimbursable;

(ii)	in lieu of further fees for periods subsequent to the date of the Employee’s Notice of Termination, a payment as per the above table;

(iii)
an amount equal to the average of (i) the target bonus payable under the Company’s short-term incentive plan to the NEO for the current fiscal year, and (ii) the greater of the bonuses actually paid to the NEO in each of the previous two fiscal years; prorated over the number of months provided for in the above table; and

(iv)
in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to the Consultant under the Company's incentive programs and remaining unexercised at 5:00 p.m. (Toronto time) on the fourth calendar day following the date of termination, a cash amount equal to the aggregate difference between the exercise price of all options held by the NEO, whether or not then fully exercisable, and the average of the closing prices of the Company's common shares as reported on the Toronto Stock Exchange and Australian Securities Exchange for thirty (30) calendar days preceding the date of termination. The above payment is subject to the NEO’s right to waive such payment whereupon in accordance with the Company’s stock option plan, the NEO’s unvested options on shares of the Company shall immediately vest and all of the NEO 's options on shares of the Company will expire within ninety (90) days of the Date of Termination.

The Executive Agreements with Dason Investments Limited providing for the services of David Seton as Executive Chairman and with Jura Trust Limited providing for the services of John Seton as Chief Executive Officer also provide each such executive with the right to terminate their agreement and receive the payment described above in the event that such executive is not included as a nominee of management of the Company as a Director at any meeting of shareholders of the Company at which Directors are to be elected if requested by the executive in writing at least ten days prior to the deadline for mailing the management proxy circular in respect of such meeting of shareholders of the Company or in the event such executive is not elected a director, if nominated.

Termination by the Company

The Company may at any time terminate an Executive Agreement and the engagement of the NEO without cause. In this event the Company shall be obligated to pay the NEO the amounts set out above. Such payment shall be payable on the fifth calendar day following the date of the notice of termination (the “Company’s Notice of Termination”) and shall consist of the following, subject to the NEO executing and delivering a full and final release in writing of the Company:

(i)	the NEO’s full fee through to the date of termination at the amount in effect at the time the Company’s Notice of Termination was given and the amount of any allowable expenses reimbursable;

(ii)	in lieu of further fees for periods subsequent to the date of the Company’s Notice of Termination, a payment as per the above table;

(iii)
an amount equal to the average of (i) the target bonus payable under the Company’s short-term incentive plan to the NEO for the current fiscal year, and (ii) the greater of the bonuses actually paid to the NEO in each of the previous two fiscal years; prorated over the number of months provided for in the above table; and

(iv)
the NEO’s options on shares of the Company shall remain in full force and effect for the earlier of the expiry date of such options or twelve (12) months following the Company’s Notice of Termination and the option agreements shall be deemed to have been amended, to the extent required, to the effect that any provision which would otherwise terminate such options as a result of the termination of the NEO’s services shall be null and void.

The Company may at any time terminate an Executive Agreement for any just cause that would in law permit the Company to, without notice, terminate the NEO, in which event the NEO shall not be entitled to the payments set forth above, but shall be entitled to receive the full amount of the NEO’s fees due through to the date of the notice of termination plus reimbursement of any allowable expenses.

General Termination Provisions

On a NEO’s termination for any reason, the NEO agrees to deliver up to the Company all equipment, documents, financial statements, records, plans, drawings, papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in its possession or under its control.

The NEO shall not be required to mitigate the amount of any payment provided for under any paragraph of these termination provisions by seeking other engagement or otherwise nor shall the amount of any payment provided by the termination provisions be reduced by any other compensation earned by the NEO as a result of engagement by another client after the date of termination or otherwise.

The Company shall have full rights to offset any money properly due by the NEO or the Manager to the Company against any amounts payable by the Company to the NEO hereunder.

The NEO will cease to be enrolled in any Company benefit plan after the last day of any notice period given.

Compensation Governance

The Compensation Committee is comprised only of independent members. The current members of the Compensation Committee are Kevin M. Tomlinson (chair), Leslie G. Robinson and Jon Morda. The significant industry experience of each of the Compensation Committee members, either as directors or officers of publicly traded international companies or of significant international financial institutions provides them with a suitable perspective to make decisions on the appropriateness of the Company’s compensation practices and policies.

The Compensation Committee’s primary objective is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	the establishment and ongoing review of compensation policies including all incentive and equity based compensation policies,

(b)
the performance evaluation of the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer, and determination of the compensation for the board of directors and all officers of the Company including approving awards under any incentive or equity based compensation plans, including the Company’s stock option plan, and

(c)	succession planning, including the appointment, training and evaluation of senior management.

The full text of the Compensation Committee’s charter is attached hereto as Schedule “D”.

As discussed above, the Board approved changes to officer compensation for the fiscal year commencing July 1, 2012 based on the recommendations of McDonald, the Company’s independent compensation consultant. The Compensation Committee intends to annually review best practice developments in this regard to ensure that current packages do not create undue risk to the Company and not to to ensure the alignment of compensation packages with the objective of enhancing Shareholder value through an increased share price.

 Mitigation of Compensation Risks

The Compensation Committee believes that the Company’s executive compensation policies and practices do not increase its risk profile. The Compensation Committee has designed the Company’s compensation policies and practices to include safeguards designed to mitigate compensation risks, including the following:

•	The engagement of independent compensation advisors to provide recommendations as to compensation levels taking into account the Company’s policies and practices in relation to its peer group;

•	Cash compensation of annual cash bonuses is capped to ensure preservation of capital and to provide payout boundaries;

•
The inclusion of a broad range of metrics (production output, financial performance and resource expansion and upgrading) in calculating annual cash bonuses pursuant to the Company’s short-term incentive plan;

•	Regular review of the Company’s long-term incentive plan and grants thereunder is undertaken to ensure continued relevance, applicability and peer group competitiveness;

•	An anti-hedging policy which ensures that executives cannot participate in speculative activity related to the Company’s securities.

Purchase of Financial Hedge Instruments

The Company’s Securities Trading Policy expressly restricts the ability of any “Insiders” of the Company (as defined in the Policy, which includes all directors and officers) from speculating on the trading price of the Shares. Specifically, the Securities Trading Policy forbids Insiders from engaging in any short swing trades, short sales purchasing, call and put options, or buying securities of the Company on margin or generally engaging in any type of hedging activity which is intended to offset the economic value of any direct or indirect interest of such Insiders in any securities of the Company.

 Performance Graph

 The following chart compares the total cumulative Shareholder return on $100 invested in Shares of the Company on January 1, 2008 with the cumulative total returns of the S&P/TSX Composite Index at the end of the five most recently completed financial years.

 Director Compensation

The Company paid a total of $67,375 to non-executive directors of the Company during the transitional six-month fiscal year ended June 30, 2012.  In the second quarter of 2008, the Company set up a deferred share unit plan for the non-executive members of the Board of Directors.  Under this plan, fees are paid as deferred share units (the “DSUs”) whose value is based on the market value of the common shares.  Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.  The DSUs are paid out in cash upon retirement/resignation.  The value of the DSU cash payment changes with the fluctuations in the market value of the common shares.  Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the DSU payments as a result of share price movements are recorded in management fees and salaries in the Consolidated Statements of Operation in the period of the change.  No DSUs were granted during the transitional six-month fiscal year ended June 30, 2012.  Liabilities related to this plan are recorded in accrued liabilities in the Consolidated Balance Sheet and totalled $57,885 as at June 30, 2012.  The DSU plan was discontinued as at April 1, 2010.

Name(1)(2)	Fees earned ($)	Share- based Awards ($)	Option- based awards ($)(3)	Non-equity incentive plan compensa- tion ($)	Pension value ($)	All other compensa- tion ($)	Total ($)
Jon Morda	16,500	Nil	99,430	Nil	Nil	Nil	115,930
Kevin Tomlinson(4)	34,375	Nil	525,500	Nil	Nil	Nil	559,875
Leslie Robinson	16,500	Nil	67,000	Nil	Nil	Nil	83,500
Notes:
(1)	Relevant disclosure has been provided in the Summary Compensation Table above for directions who receive compensation for their services as Named Executive Officers.
(2)	The disclosure is for the transitional six-month fiscal year ended June 30, 2012.
(3)
Figures represent the grant date fair value of the options.  The Company used the Black Scholes option pricing model for calculating such fair value, as such model is commonly used by public companies.  Assumptions used for such calculations include a risk free interest rate of 2.24% annualized volatility of 73.35% and a dividend rate of nil.

(4)	Kevin Tomlinson was appointed a director of the Company effective February 15, 2012.

 There are no termination or retirement benefits for non-executive directors (other than for superannuation).

 Schedule of Directors’ Fees

For period prior to the fiscal year commencing July 1, 2012, fees payable to the directors of the Company for their service as directors and as members of committees of the board of directors as follows:

Board or Committee Name	Annual Retainer(1)	Meeting Stipend(1)
Board of Directors	$30,000	$1,000
Committee Chair	$8,000	n/a
Notes:
(1)	Represents fees payable to directors for the transitional six-month fiscal year ended June 30, 2012.

Effective July 1, 2012, the directors’ fees were set at a rate of $75,000 annually ($100,000 for the lead independent director) based on the recommendations of McDonald, the Company’s independent compensation consultant and as approved by the Shareholders are the Company’s annual and special meeting of shareholders held on May 29, 2012. No additional fees are payable for attendance at meetings or for chairing a committee of the Board. However, the Company will reimburse the directors for their reasonable expenses incurred in connection with their services.

 Outstanding Option-Based Awards

The following table sets forth for each director who is not a NEO all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards				Share–based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Jon Morda	315,000 250,000 128,720 750,000 750,000	0.33 0.52 0.72 0.42 0.60	04 March 2017 14 Feb 2017 31 Dec 2015 01 April 2015 01 April 2015	n/a n/a n/a n/a n/a	315,000 250,000 nil nil nil	nil nil n/a n/a n/a
Kevin M. Tomlinson	1,750,000 1,250,000	0.52 0.42	14 Feb 2017 15 Jan 2017	n/a n/a	1,750,000 nil	nil n/a
Leslie Robinson	150,000 250,000 128,720 750,000 750,000 500,000	0.32 0.52 0.72 0.42 0.60 0.40	30 April 2017 15 Feb 2017 31 Dec 2015 01 April 2015 01 April 2015 31 Dec 2014	n/a n/a n/a n/a n/a n/a	150,000 250,000 n/a n/a n/a n/a	nil nil n/a n/a n/a n/a
(1)
Value is calculated based on the difference between the exercise price of the option and the closing price of the Shares on the TSX on June 30, 2012, being the last trading date of the Company’s shares for the financial year, which was $0.25.

 Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets forth details of the value vested or earned by each director who is not an NEO during the most recently completed financial year for each incentive plan award.

Name	Option-based awards- Value vested during the year ($)(1)	Stock-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jon Morda	nil	Nil	Nil
Kevin M. Tomlinson	nil	Nil	Nil
Leslie Robinson	nil	Nil	Nil
(1)	This amount is based on the difference between the market value of the securities underlying the options at June 30, 2012, which was $0.25 and the exercise price of the option.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Background

Corporate governance relates to the activities of the Board, the members of which are elected by, and are accountable to, Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of Shareholders and contribute to effective and efficient decision-making. Canadian securities legislation and the ASX Corporate Governance Council establish corporate governance guidelines which apply to all public companies. In light of these guidelines, the Company has instituted its own corporate governance practices.

In preparing this statement of corporate governance practices, the Company has considered the reporting obligations in Form 58-101F1 to National Instrument 58 101 – Disclosure of Corporate Governance Practices of the Canadian Securities Administrators (“NI 58 101”) as well as the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations with 2010 Amendments (the “ASX Principles & Recommendations”). Where the Company's corporate governance practices follow the ASX Principles & Recommendations, the Company has made appropriate statements reporting on the adoption of the recommendation.  Where, after due consideration by the Board, the Company's corporate governance practices depart from a recommendation, the Company has offered full disclosure and reason for the adoption of its own practice, in compliance with the "if not, why not" regime.

Approach to Corporate Governance

The Company has adopted comprehensive systems of control and accountability as the basis for the administration of corporate governance. The Board is committed to administering the policies and procedures with openness and integrity, pursuing the true spirit of corporate governance commensurate with the Company’s needs.  In furtherance of this commitment, the Company recently completed a review of its corporate governance policies as well as the mandate of the Board of Directors and the charters of the committees thereof. The revised versions of these policies are available on the Company’s website at www.olympuspacific.com, under the section marked “Corporate Governance”.

As the Company's activities develop in size, nature and scope, the size of the Board and the implementation of additional corporate governance structures will be given further consideration. At a minimum, the Company’s corporate governance policies are reviewed annually.

Board of Directors

Mandate

The Board is responsible for managing the business and affairs of the Company and, in doing so, must act honestly and in good faith with a view to the best interests of the Company. The Board has adopted a mandate, a copy of which is attached to this Management Information Circular as Schedule “B”. The Board, with the advice of the Corporate Governance and Nominating Committee, reviews and assesses the adequacy of the Board’s mandate at least annually or otherwise, as it deems appropriate. The Board discharges its responsibilities both directly and through its Audit Committee, Compensation and Benefits Committee and Corporate Governance and Nominating Committee. The Board also maintains an Independent Committee and may also appoint ad hoc committees from time to time to address issues of a more short-term nature.

Composition and Independence

At present, the Board is currently composed of four directors, three of whom are considered to be independent of the Company. An “independent” director is a director who has no direct or indirect “material relationship” with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment.

The test of whether a business or other relationship is material is determined with reference to the nature of the relationship or the business and the circumstances and activities of the particular Director. Materiality is considered from the perspective of the Company, the persons or organizations with which the Director has an affiliation and from the perspective of the Director. A supplier of the Company is generally considered to be in a material relationship with the Company if the Company accounts for more than 5% of the supplier’s consolidated gross revenue. A customer of the Company is generally considered to be in a material relationship with the Company if the customer accounts for more than 5% of the Company’s consolidated gross revenue.

On this basis, Kevin M. Tomlinson (Lead Independent Director), Leslie G. Robinson and Jon Morda are considered to be independent directors.

Mr. David Seton, Executive Chairman of the Company is not considered to be an independent director due to his role as an executive officer of the Company. The Board believes that Mr Seton is the most appropriate person for the position of Chairman because of his qualifications, experience and familiarity with the Company and the jurisdictions in which it operates.  Mr Seton actively seeks out the views of the independent directors on all Board matters.

In addition, Mr. Tomlinson was appointed Lead Independent Director. The responsibilities of the Lead Independent Director include, among other things, to ensure that the Board is able to function independently of management and to chair periodic meetings of the independent directors without management and non-independent directors present. In addition, the Lead Independent Director is charged with assisting the independent directors with fulfilling their governance responsibilities and overseeing the governance obligations of the board and its committees generally.

The independent directors of the board do not hold regularly scheduled meetings, however, they frequently meet prior to or following other committee meetings. Otherwise, meetings of the independent directors are held when considered necessary by the Lead Independent Director or as requested by any of the independent directors. The independent directors held one meeting during 2011 and one since the beginning of 2012.

The Chair of the Company and the Chief Executive Officer are not the same individual.

Each Director has the right to access all relevant company information and to the Company’s employees and, subject to prior consultation with the Chair, may seek independent professional advice from a suitably qualified adviser at the Company’s expense. The Director must consult with an advisor suitably qualified in the relevant field, and obtain the Chair’s approval of the fee payable for the advice before proceeding with the consultation. A copy of the advice received by the Director is made available to all other members of the Board.

Selection and Appointment of Directors

The Corporate Governance and Nominating Committee of the Board has responsibility for selecting individuals qualified to be nominated or (re)appointed as members of the Board and for identifying the membership of the Board’s committees. The nomination or appointment of directors is then approved by the Board.

To encourage an objective nomination process, the Corporate Governance and Nominating Committee, in considering potential nominees, takes into account the current size and composition of the board, the ability of the individual candidate to contribute to the effective management of the Company, the ability of the individual to contribute sufficient time and resources to the board, the current and future needs of the Company, the individual’s direct experience in the mining industry, the individual’s direct experience with public companies, the individual’s skills and knowledge and the skills and knowledge of existing members of the board.  The nominee must not have a significant conflicting public company association.  The Corporate Governance and Nominating Committee seeks potential nominees with a broad range of audit, finance and technical expertise.

To date, the Corporate Governance and Nominating Committee has not required the assistance of an executive search firm for the identification of candidates for nomination as directors. However, the Committee has the ability to engage such a service as it sees fit.

Skills, experience and expertise of each Director

Information regarding each Director’s skills, experience and expertise is as follows:

David A. Seton has been affiliated with the Company in various capacities since 1996. He has served as Chairman of the Board of Directors since August 23, 1996 and as the Company’s Chief Executive Officer since November 17, 2005. Mr. Seton has also served as a director or managing director of a number of companies listed on the New Zealand and Australian Stock Exchanges in both the mining and non-mining industries. He is the Chairman of Polar Star Mining Corporation, a Canadian gold exploration and development company which trades on the Toronto Stock Exchange. He has over 20 years’ business experience in Vietnam and over 30 years’ experience in the mining industry. David Seton holds a Bachelor of Law from Victoria University Wellington.

Kevin Tomlinson has over 30 years of international mining experience, having worked in several key management positions in the mining and energy sectors. Major tenures have been as Manager Regional Exploration for Plutonic Resources, CEO of Austminex NL, Head of Research at Hartleys Australia, Director of Natural Resources at Williams de Broë and Managing Director, Investment Banking for Westwind Partners/Thomas Weisel/Stifel Nicolaus in London and Toronto.  He is currently chairman of Maudore Minerals Ltd. (TSX-V) and a board member of Centamin Egypt Limited (LSE and TSX) and Samco Gold Limited (TSX-V). He has previously served as Chairman of Medusa Mining (ASX, AIM, and formerly TSX) and Dragon Mountain Gold (ASX).   He holds a M.Sc. in Structural Geology, has completed a postgraduate finance diploma, and is a Liveryman of the Worshipful Company of International Bankers, a Freeman of London and a Fellow of the Chartered Institute for Securities & Investment.

Jon Morda has a Bachelor of Arts degree from the University of Toronto (1975) and is a member of the Institute of Chartered Accountants of Ontario (1980). He has over 20 years’ experience in the mining industry, with several positions as Chief Financial Officer of mineral exploration and gold producing companies listed on the TSX. Mr. Morda recently retired as Chief Financial Officer of Alamos Gold Inc. in Toronto, a mineral exploration and gold producing company listed for trading on the TSX. He currently is a director of Kootenay Silver Inc. (TSX-V).

Leslie Robinson has 20 years of experience in the financial markets sector, most recently as a senior manager with one of Australia’s leading banks where he specialized in corporate and institutional advisory work. He holds a Bachelor of Commerce (Honors) degree.

Attendance Record

The table below shows the record of attendance by directors at meetings of the Board and its committees, as well as the number of Board and Board committee meetings held during the transitional six-month fiscal year ended June 30, 2012.

Director	Board (5)	Audit Committee (4)	Compensation and Benefits Committee (2)	Corporate Governance and Nominating Committee (2)	Total
David A. Seton	2/2	-	-	1/1	3/3
Leslie G. Robinson	2/2	2/2	2/2	1/1	7/7
Jon Morda	2/2	2/2	2/2	-	6/6
Kevin Tomlinson	2/2	2/2	2/2	1/1	7/7

Other Directorships

The following directors are currently directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as follows:

Director	Reporting Issuer or Equivalent
David A. Seton	Polar Star Mining Corporation
Kevin M. Tomlinson	Centamin Egypt Limited Samco Gold Limited Maudore Minerals Ltd.
Leslie G. Robinson	N/A
Jon Morda	Kootenay Silver Inc.

Board committees

The Board of Directors has four committees being the Audit Committee, the Compensation and Benefits Committee, the Corporate Governance and Nominating Committee and the Independent Committee. Further information on each committee is provided below except for the Independent Committee which is discussed above.

Audit Committee

Please refer to the section of this Management Information Circular entitled “Audit Committee” for information on the composition of the Audit Committee and to Schedule “E” of this Management Information Circular for a copy of the Audit Committee’s charter.

Compensation and Benefits Committee

The Company’s compensation policies and practices generally are discussed in this Management Information Circular under the heading “Statement of Executive Compensation”.

The primary objective of the Compensation and Benefits Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	the establishment and ongoing review of compensation policies including all incentive and equity based compensation policies,

(b)
the performance evaluation of the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer, and determination of the compensation for the board of directors and all officers of the Company including approving awards under any incentive or equity based compensation plans, including the Company’s stock option plan, and

(c)	succession planning, including the appointment, training and evaluation of senior management.

Please refer to the section of this Management Information Circular entitled “Statement of Executive Compensation – Compensation Governance” for information on the composition of the Compensation and Benefits Committee and to Schedule “D” of this Management Information Circular for a copy of the charter of the Compensation and Benefits Committee.

Corporate Governance and Nominating Committee

The primary objective of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices;

(b)	identifying individuals qualified to be nominated or appointed as members of the Board;

(c)	the structure and composition of Board committees; and

(d)	evaluating the performance and effectiveness of the Board.

The Corporate Governance and Nominating Committee is comprised of Mr. Leslie G. Robinson (Chair), Mr. Kevin Tomlinson and Mr. David Seton. As noted above, Mr. Seton is not considered an independent director.

Position Descriptions

Executive Chairman

The Board has adopted a position description for the Executive Chairman of the Company, a copy of which is attached to this Circular as Schedule “F”. The Corporate Governance and Nominating Committee annually reviews the position description for the Executive Chairman and recommends any changes to the Board.

Chief Executive Officer

The Board has adopted a position description for the Chief Executive Officer of the Company, a copy of which is attached to this Circular as Schedule “G”. The Corporate Governance and Nominating Committee annually reviews the position description for the Chief Executive Officer and recommends any changes to the Board.

Chair of Board Committees

The Company has not developed written position descriptions for the chair of each board committee. The Board has determined that given the size of the Board, the stage of development of the Company and the fact that each committee has a comprehensive written charter, a written position description for the chairman of each committee is not required at this time.

Performance evaluation

Board, its committees and individual directors

The Corporate Governance and Nominating Committee is responsible for assessing the effectiveness of the board, its committees and individual directors. However, the Board, its committees and individual directors are not regularly assessed with respect to their effectiveness and contribution as the Corporate Governance and Nominating Committee believes that such assessments are generally more appropriate for corporations of significantly larger size and complexity and that may have significantly larger boards of directors. However, each of the Executive Chairman and Lead Independent Director engages in regular discussions with the other directors as to their performance and contribution and that of the other directors. On an annual basis, the Board considers whether a more formal assessment process is appropriate.

Senior executives

The Company’s senior executives are subject to an annual performance evaluation that considers the contributions of each senior executive to the Company with reference to the senior executive’s role, duties and responsibilities.

The Compensation and Benefits Committee performs an annual assessment of the effectiveness of the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer in attaining the Company’s corporate objectives, budgets and milestones. The Compensation and Benefits Committee, upon the recommendations of the Executive Chairman, the Chief Executive Officers and the Chief Financial Officer, performs an annual assessment of the Company’s other senior executives.

During the transitional six-month fiscal year ended June 30, 2012, the senior executives of the Company were evaluated as part of the Company’s annual performance evaluation cycle.

Ethical Business Conduct

Code of Business Conduct and Ethics

The board has adopted a written code of business conduct and ethics applicable to the directors, officers and employees of the Company. The code was amended effective March 30, 2012 following a review undertaken by the Company of its corporate governance policies and practices. A copy of the Code of Business Conduct and Ethics is available on the Company’s website (www.olympuspacific.com) under the section entitled “Corporate Governance”.

The objective of the Code is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the Company and its subsidiaries. The Code addresses conflicts of interest, protecting the Company’s assets, confidentiality, fair dealing with securityholders, customers, suppliers, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviour.

The board monitors compliance with the Code.  Under the Code, any officer, director or employee of the Company who suspects a violation of a law, regulation or the Code itself is obliged to report it to the Chairman of the Corporate Governance Committee.

In the event of a director having an interest in a material transaction involving the Company, the Director is required to declare their interest and abstain from voting on such transaction in accordance with the Canada Business Corporations Act and the Code of Business Conduct and Ethics.

The board seeks directors who have proven track records in areas ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct. In addition every employee is required to acknowledge he or she has reviewed the Code as a condition of employment and directors, senior officers and certain other employees and consultants identified by the Board are required to annually certify their compliance with the Code and the Company’s other key corporate governance policies.

The Company has not established a formal diversity policy. Though the Corporate Governance and Nominating Committee considers issues relating to diversity when considering potential nominees for the board, the Company has not established a formal diversity policy given the size of the Company and the scarcity of highly qualified nominees.

Continuous Disclosure and Shareholder Communication

The Company has adopted a Public Disclosure Policy designed to ensure compliance with the companies reporting obligations in the various jurisdictions in which it maintains status as a public company or the equivalent.

The Company’s Public Disclosure Policy is also designed to promote effective communication with shareholders and to encourage shareholder participation at general meetings. The Company actively communicates with its shareholders in order to identify the expectations of its shareholders and actively promote shareholder involvement in the Company.  It achieves this by posting on its website, copies of all information which it files with securities regulatory authorities and stock exchanges.  In addition, shareholders with internet access are encouraged to provide their email addresses to receive electronic copies of information made generally available by the Company.  Alternatively, hard copies of information distributed by the Company are available on request or as otherwise required by law.

A copy of the Company’s Public Disclosure Policy is available on the Company’s website (www.olympuspacific.com) under the section entitled “Corporate Governance”.

Risk Management

It is the responsibility of the Board (pursuant to the Board Mandate) to ensure that policies and processes are in place for identifying principal business risks and opportunities for the Company, addressing the extent to which such risks are acceptable to the Company, and ensuring that appropriate systems are in place to manage risks.  The Board is also responsible for ensuring policies and processes are in place to ensure the integrity of the Company’s internal control, financial reporting and management information systems.  Further, the Board reviews the principal risks inherent in the Company’s business, including financial risks, through periodic reports from management of such risks.  This review takes place in conjunction with the Board’s review of operations and risk issues at each Board meeting, at which time the Board assesses the systems established to manage those risks.  Directly and through the Audit Committee, the Board also assesses the integrity of the internal financial control and management information systems.

The Board, through the Audit Committee, must ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, reviews and assesses the effectiveness of such systems.

On a quarterly basis, as part of Audit Committee meetings, management of the Company is required to report on the effectiveness of the Company’s risk management processes. In addition, the Company retained Grant Thornton LLP to perform an independent evaluation of the Company’s internal control procedures, including its risk management procedures for the transitional six-month fiscal year ended June 30, 2012.

The Board has not received assurance from the Chief Executive Officer and the Chief Financial Officer that the declaration provided in accordance with section 295A of the Corporations Act 2001 (Cth) is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks because the Chief Executive Officer and the Chief Financial Officer are not required to provide a declaration to the Board in accordance with section 295A of the Corporations Act as the Company is subject to the laws of Canada.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the Company’s last completed financial year was any director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries indebted to the Company or any of its subsidiaries or was indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

 Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year-end:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	37,882,756(1)	$0.47	7,570,986
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total:	37,882,756	$0.47	7,570,986
Note:
(1)	In addition, 237,357 DSUs were outstanding at June 30, 2012. The Board discontinued the DSU plan as at April 1, 2010.

 Stock Option Plan

The Company adopted the Plan, approved by directors on April 24, 2007, which was most recently approved by the Shareholders of the Company at the Company’s annual meeting held on May 11, 2010 and must be reapproved every three years. Accordingly, the Company is seeking Shareholder approval for the unallocated entitlements under the Plan at the Meeting. The purpose of the Plan is to provide an increased incentive for participants to contribute to the future success and prosperity of the Company.  The key features of the Plan are as follows:

Under the Plan, stock options may be granted to directors, officers, employees and consultants of the Company and its affiliates or subsidiaries.

The Plan is a form of “evergreen/rolling maximum” incentive stock option plan which provides for the maximum number of Shares reserved for issuance under such plan to be no more than 12% of the issued and outstanding shares at the time of any stock option grant.  In addition, the number of Shares subject to each option grant will be determined by the Board (or its duly appointed Compensation Committee) provided that any grant of options, may not result in the maximum number of Shares issuable:

(a)	to insiders of the Company, at any time, exceeding 10% of the Company’s issued and outstanding Shares (on a non-diluted basis) on the date of grant;

(b)	to insiders within any one-year period exceeding 10% of the Company’s issued and outstanding Shares (on a non-diluted basis) on the date of grant;

(c)	to any one individual insider within a one-year period, exceeding 5% of the outstanding Shares (on a non-diluted basis) at the time of the grant; and

(d)	to any non-employee directors, as a group, exceeding 5% of the outstanding Shares (on a non-diluted basis) at the time of grant;

The exercise price of any options granted shall be determined by the Board of Directors and shall not be less than the volume weighted average trading price of the Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the listed shares occurs, for the five trading days immediately prior to the date of grant (or, such other price required by the TSX) (calculated by dividing the total value by the total volume of securities traded for the relevant period) (“Market Price” options may be exercisable for a period of time fixed by the Board of Directors, not to exceed a maximum of up to five years (and may be adjusted to 10 days if the expiry date falls with a blackout period imposed by the Company), such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Company, and are non-assignable, except in certain circumstances.

The options are non-assignable and non-transferable except to “permitted assigns” of an optionee.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan.  Options granted to any optionee who is a director, employee, consultant or management company employee must expire on the earlier of  (i) ninety (90) days after the optionee ceases to be in a least one of these categories, unless amended by the board to provide a longer period; or (ii) the date the option expires in accordance with its terms; or (iii) the date provided for in any employment or consulting agreement between such optionee and the Company, however Shareholder approval is required to be obtained should this cause options held by an optionee who is an insider of the Company to be extended beyond their original expiry. If an optionee ceases to be employed or retained by the Company for cause or if an optionee is removed from office as a director or becomes disqualified from being a director by law, any option or the unexercised portion thereof granted to such optionee shall terminate forthwith.

In the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one (1) year from the date of death or  the balance of the option period, whichever is earlier.

Options that expire during a period when the optionee is prohibited from trading the Company’s securities (a “blackout period”) can be adjusted, without being subject to the approval of the Board of Directors or the Shareholders of the Company, to take into account any blackout period imposed on the Optionee by the Company as follows:

(e)
if the expiry date falls within a blackout period imposed on the Optionee by the Company, then the expiry date is the close of business on the 10th business day after the end of such blackout period (the “Blackout Expiration Term”); or

(f)
if the expiry date falls within two business days after the end of a blackout period imposed on the Optionee by the Company, then the expiry date is the date which is the Blackout Expiration Term reduced by the number of days between the original expiry date and the end of such blackout period. By way of example, Options whose expiry date is two business days after the end of the blackout period may be exercised for an additional eight business days.

Subject to the policies of the TSX, the Board of Directors may, at any time, without further action by its Shareholders, revise or amend the Plan or any option granted thereunder in such respects as it may consider advisable and, it may do so to:

(a)
ensure that the Options granted thereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a participant to whom an Option has been granted may from time to time be resident or a citizen;

(b)	change vesting provisions of an option or the Plan;

(c)	change termination provisions of an option provided, that the expiry date does not extend beyond the original expiry date;

(d)	reduce the exercise price of an option for a participant who is not an Insider, but in no case will it be lower than Market Price; and

(e)	make amendments to correct typographical or clerical errors or to add clarifying statements to ensure the intent and meaning of an option or the Plan is properly expressed.

However, specific disinterested Shareholder approval is required to reduce the exercise price of an option or to increase the term of an option for an optionee who is an insider. Shareholder approval also will be required to amend, remove or exceed the insider participation limits described above, to increase the fixed maximum percentage of shares able to be issued under the plan or to amend the amending provisions of the plan.

All option shares subject to an option become vested in the event of a take-over bid, change of control, arrangement or corporate organization.

The exercise price and the number of Shares which are subject to an option may be adjusted from time to time for share dividends, and in the event of reclassifications, reorganizations or changes in the capital structure of the Company.

Waiver from ASX Listing Rules 10.11 and 10.14

Effective March 21, 2012, the Company received a waiver from ASX listing rules 10.11 and 10.14. The waiver is conditional on the Company:

(i)	complying with the requirements imposed on the Company under the rules of the TSX,

(ii)
excluding the votes of related parties (and their associates) or directors, as the case may be, and including a voting exclusion statement in any notice of meeting where the Company seeks shareholder approval for the issue of securities to a related party or director;

(iii)
certifying to the ASX on an annual basis that it remains subject to, has complied with, and continues to comply with, the requirements of the TSX with respect to the issue of securities to related parties or to directors under an employee incentive scheme, as the case may be; and

(iv)
advising ASX immediately if the Company (A) becomes aware of any change to the application of the TSX listing rules with respect to the issue of securities to related parties or to directors under an employee incentive scheme, as the case may be, or (B) is no longer in compliance with the requirements of TSX with respect to the issue of securities to related parties or to directors under an employee incentive scheme, as the case may be.

Accordingly, for so long as the Company complies with the above conditions, the Company will not be seeking shareholder approval for future grants of options to Directors pursuant to ASX listing rule 10.11 or 10.14.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

None of the proposed directors (or any of their personal holding companies) of the Company:

(a)	is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company, including the Company, that, while the person was acting in that capacity:

(i)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)
was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or executive officer of the relevant company in the relevant company, being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)
or within a year of the proposed director nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)
has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)
any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable securityholder of the Company in deciding whether to vote for a proposed director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above or elsewhere in this Management Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any Shareholder beneficially owning, directly or indirectly, Shares, or exercising control or direction over Shares, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding Shares nor an associate or affiliate of any of the foregoing persons has since January 1, 2012 (being the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are performed to any substantial degree by a person or company other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor.  This information is provided below with respect to the fiscal year ended June 30, 2012.

The Audit Committee’s Charter

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.  See the Audit Committee Charter attached as Schedule “E”.

Audit Committee Composition and Background

The Audit Committee is comprised of Jon Morda (Chair), Leslie G. Robinson and Kevin M. Tomlinson.  All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Jon Morda: Mr. Morda is a Chartered Accountant, the former CFO of Alamos Gold Inc., a publicly traded corporation listed on the Toronto Stock Exchange (TSX, symbol AGI) and has over 20 years’ experience.

Leslie G. Robinson:  Mr. Robinson has  20 years’ experience in the financial markets sector, most recently as a senior manager with one of Australia’s leading banks where he specialized in corporate and institutional advisory work.

Kevin M. Tomlinson:  Mr. Tomlinson has over 30 years of international mining experience, having worked in several key management positions in the mining and energy sectors as well as managing director of prominent investment backs in London and Toronto.

The Board of Directors has determined that Jon Morda is an audit committee financial expert within the meaning of the regulations promulgated by the SEC and is independent within the meaning of the American Stock Exchange Company Guide.  Mr. Morda is a Chartered Accountant.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions set out in Sections 2.4, 3.2, 3.4 or 3.5 of NI 52-110.  No non-audit services were approved pursuant to a de minimus exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Company’s Audit Committee is authorized to review the performance of the Company’s independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor.  Prior to granting any pre-approval, the audit committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor.  All non-audit services performed by the Company’s auditor for the transitional six-month fiscal year ended June 30, 2012 and the financial year ended December 31, 2011 have been pre-approved by the Audit Committee.

Independent Auditor’s Fees

The aggregate fees billed by Ernst & Young LLP, the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
June 30, 2012	$326,000	$108,500	$1,500	Nil
December 31, 2011	$428,160	$128,225	$1,450	Nil

(1)	The aggregate audit fees billed.
(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and taxplanning.
(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

The Audit Committee must approve in advance any non-audit related services provided by the Auditors to the Company, and the fees for such services, with a view to ensure independence of the Auditors, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors and, as necessary, taking or recommending that the Board take appropriate action to oversee the independence of the auditors.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles – Olympus Pacific Minerals Inc.”.  The Company’s financial information is provided in the Company’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above.  Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting James Hamilton, VP Investor Relations, at 10 King Street East, Suite 500, Toronto, ON  M5C 1C3 (Phone: (416) 572-2525).

APPROVAL

The contents and sending of this Circular have been approved by the directors of the Company.

DATED September 26, 2012

BY ORDER OF THE BOARD OF DIRECTORS

David A. Seton Executive Chairman and Director

SCHEDULE “A”

SPECIAL RESOLUTION OF SHAREHOLDERS

BE IT RESOLVED as a special resolution of the shareholders of Olympus Pacific Minerals Inc. (the “Corporation”) that:

1.
the Corporation be and is hereby authorized, subject to any necessary regulatory approvals, to amend the Corporation’s articles to change the name of the Corporation from “Olympus Pacific Minerals Inc.” to “Besra Gold Inc.”, or such other name that the directors of the Corporation in their sole discretion determine, as more particularly described in the management proxy circular of the Corporation dated September 26, 2012 (the "Circular");

2.
notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and they hereby are, authorized and empowered to revoke this resolution at any time prior to the amendment of the Corporation’s articles and to determine not to proceed with changing the name of the Corporation; and

3.
any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, including, without limitation, articles of amendment, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing paragraphs of this resolution.

SCHEDULE “B”

BOARD OF DIRECTORS MANDATE

1.	Introduction

The Board of Directors (the “Board”) of Olympus Pacific Minerals Inc. (the “Company”) is elected by the Shareholders of the Company and is responsible for the overall supervision of the management of the business and affairs of the Company and for directing its strategic goals.  The purpose of this mandate is to describe the principal duties and responsibilities of the Board as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

Under the Canada Business Corporation Act, the directors of the Company are required to manage, or supervise the management of, the Company’s business and affairs and, in doing so, to act honestly in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

2.	Board Composition

2.1.	Board Membership Criteria

The Corporate Governance and Nominating Committee is responsible for establishing the competencies and skills that the Board considers necessary for the Board as a whole to possess; the competencies and skills that the Board considers each existing director to possess; and the competencies and skills each new nominee will bring to the Board. The Nominating and Corporate Governance Committee identifies candidates for Board membership based on their character, integrity, judgment and record of achievement and any skills and talents they possess which would add to the Board’s decision-making process and enhance the overall management of the business and affairs of the Corporation.

2.2.	Director Independence

The Board believes that, except during periods of temporary vacancies or when actively recruiting new nominees for the Board, the majority of its members should be independent.

In all cases, the determination of whether a director is independent must be made by the Board in accordance with applicable securities laws and stock exchange rules. Generally, an independent director means a director who has no direct or indirect material relationship with the Corporation. For these purposes, “material relationship” means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

In making a determination regarding a director’s independence, the Board will consider all relevant facts and circumstances, including the director’s commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, and such other criteria as the Board may determine from time to time.

The Board will review the independence of all directors on an annual basis and will disclose its determinations annually. To facilitate this review, directors will be asked to provide the Board with full information regarding their business and other relationships with the Corporation and its affiliates and with senior management and their affiliates. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board’s determination as to their independence.

Where the Chairman is not independent, the independent directors will select one of their number to be appointed lead independent director for such term as may be determined. The independent director or non-executive chairman, as the case may be, will chair regular meetings of the independent directors and assume other responsibilities that the independent directors as a whole have designated.

2.3.	Board Size

The Company’s articles of incorporation provide for a minimum of three directors and a maximum of 15. At the annual general meeting of shareholders of the Company held on June 7, 2007, the shareholders fixed the number of directors of the Company at five. At the Company’s 2012 annual general meeting, shareholders will be asked to fix the number of directors at four. The Board presently believes that this is an appropriate size conducive to effective decision-making and committee work. The Board will review the appropriateness of its size regularly and seek shareholder confirmation or approval, as the case may be, for any increase.

3.	Board Meetings

3.1.	Meeting Particulars

The Board holds regular quarterly meetings. Between the quarterly meetings, the Board meets on an ad hoc basis as required. The Board may also take action from time to time by unanimous written consent.

Board meetings are held at a location determined by the Chair. At least annually, the Board endeavours to hold a meeting on site at one of the Company’s properties.

Each committee meets as often as it determines is necessary to fulfill its responsibilities provided that each committee meets at least twice per year except the audit committee which meets at least four times per year and the Independent Committee which meets as required. Committee meetings are held at a location determined by the committee chair.

Notice of the time and place of each meeting of the Board or any committee is provided as much in advance of the meeting as practicable, and in any event, not less than 48 hours before the time of the meeting. Board or committee meetings may be held at any time without notice if all of the directors or committee members have waived or are deemed to have waived notice of the meeting. A director participating in a Board or committee meeting is deemed to have waived notice of the meeting.

The Chair establishes the agenda for each Board meeting in consultation with the senior management. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting. The agenda and related materials for a Board meeting are provided to the directors as much in advance of the meeting as possible, and in any event, not less than three business days prior to the meeting.

Committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any committee meeting raise subjects that are not on the agenda for the meeting.

3.2.	Quorum and Approval

Subject to applicable corporate legislation, a quorum for any Board meeting is a majority of directors. A quorum for any committee meeting is a majority of its members.

At Board or committee meetings, each director or member, as applicable, is entitled to one vote and questions are decided by a majority of votes. In case of an equality of votes, the chair of the meeting does not have a second or casting vote.

3.3.	Procedural Matters

Procedures for Board meetings are determined by the Chair unless otherwise determined by the by-laws of the Corporation or a resolution of the Board. Procedures for committee meetings are determined by the chair of the committee unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

The Corporate Secretary acts as secretary to the Board and each of its committees. In the absence of the General Counsel, or at the election of the Board or committee, as the case may be, the Board or a committee may appoint any other person to act as secretary.

The Corporate Secretary (or such other person as may be appointed) keeps minutes of the proceedings of the Board and each of its committees, and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

4.	Role and Responsibilities of the Board

The fundamental responsibility of the Board is to supervise the management of the business and affairs of the Company with a view to creating sustainable value for all stakeholders. The Board discharges this responsibility by setting long term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising the senior management in their implementation.

The Board will delegate responsibility for day-to-day management of the Company’s business and affairs to the Company’s senior management and will supervise such senior management appropriately.

The Board also may delegate certain matters it is responsible for to Board committees. The Board will, however, retain its oversight function and ultimate responsibility for these matters and all delegated responsibilities.

In fulfilling its responsibilities, the Board is, among other matters, responsible for the following:

•	Reviewing and approving the Company’s direction, strategic plans and financial objectives, adopting a strategic planning process and monitoring the Company’s performance.

•	Reviewing and approving the annual and quarterly capital and operating budgets, including any major deviations from such budgets, and monitoring the Company’s performance against those budgets.

•
Implementing and reviewing policies and procedures to identify the Company’s principal business risks and confirming that appropriate systems are in place to mitigate these risks where it is prudent to do so.

•	Oversight of the estimation of resources and reserves by management and the review of resource and reserve information before publication.

•
Reviewing, considering and approving material investments, dispositions and joint ventures, and approving any other material transactions that are not in the ordinary course of business or are outside the scope of approved budgets.

•
Oversight and approval of policies and procedures for ensuring the integrity and soundness of the Company’s internal controls over financial reporting, disclosure controls and procedures and information systems.

•
Oversight and approval of policies and procedures for ensuring the Company’s compliance with applicable laws and regulations and for confirming the ethical behavior and integrity of the Company, senior management and employees and the Company’s commitment towards corporate social responsibility.

•	Oversight and approval of health, safety and environmental policies and ensuring implementation of systems to comply with these policies and all relevant laws and regulations.

•
Reviewing and approving the Company’s annual and quarterly financial statements and related management’s discussion and analysis and all other disclosure documents required to be approved by the directors of a corporation under securities laws or regulations or the rules of any applicable stock exchange including management proxy circulars, take-over bid circulars, directors’ circulars, prospectuses and annual reports.

•
Determining the composition, structure, processes and characteristics of the Board, establishing a process for monitoring the Board, its committees and the directors on an ongoing basis and providing for an appropriate orientation for new directors and a continuing education program for all directors.

•	Considering the recommendation of the Audit Committee and nominating the Company’s external auditors for appointment by the shareholders of the Company.

•	Confirming that the Company has appropriate structures and procedures in place to permit the Board to effectively discharge its duties and responsibilities.

•	Approving the issuance of any securities of the Company or the incurrence of any debt outside the ordinary course of business.

•	Establishment of any dividend policy for the Company and the declaration of any dividends thereunder.

•
Other corporate decisions required to be made by the Board, or as may be reserved by the Board to be made by it from time to time and not otherwise delegated to a committee of the Board or management of the Corporation.

•
Appointing, and monitoring the performance of, senior management, formulating succession plans for senior management and, with the advice of the Compensation and Benefits Committee, approving the compensation of senior management.

•	Approving the Company’s incentive compensation plans (including the Company’s stock option plan) and any grants thereunder.

•
Calling meetings of shareholders and submission to the shareholders of any matter requiring their approval, including nominating the candidates for the Board to the shareholders based on the recommendations of the Corporate Governance and Nominating Committee.

•	Reviewing, and proposing modifications as appropriate to, this Mandate and the charters or terms of reference for the Board’s committees.

5.	Committees of the Board

The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time: the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation and Benefits Committee).

In addition, the Board has an Independent Committee comprised of at least three independent members of the Board from time to time. The Board, on the recommendation of the Corporate Governance and Nominating Committee will appoint from time to time a Lead Independent Director who will also serve as the Chair of the Independent Committee.

Each committee has its own charter which sets out its responsibilities and duties, qualifications for membership and procedures for member selection and appointment. Each Committee’s charter is reviewed on an annual basis by the Board or by the Corporate Governance and Nominating Committee.

6.	Board Resources

6.1.	Access to Management and External Advisors

Directors have direct access to members of management as required and are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of management, outside advisor or other person to attend any of their meetings. Similarly, Directors are expected to serve as a source of advice to senior management, based on the director’s particular background and experience.

The Board and any of its committees may retain an outside advisor at the expense of the Corporation at any time and have the authority to determine the advisor’s fees and other retention terms. Individual directors may retain an outside advisor at the expense of the Corporation with the approval of the Corporate Governance and Nominating Committee.

6.2.	New Director Orientation

New directors receive orientation materials describing the Corporation’s business and its corporate governance policies and procedures. New directors also have meetings with the Chair, Chief Executive Officer and Chief Financial Officer. The Nominating and Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

7.	Mandate Review

This Mandate will be reviewed periodically by the Board of Directors of the Company and supplemented as required from time to time provided that such review will occur no less frequently than annually.

Dated:                                April 23, 2012

Approved by:                                           Board of Directors

SCHEDULE “C”

FORM OF OPTION AGREEMENT

STOCK OPTION AGREEMENT

THIS AGREEMENT made as of the ● day of ●, 200●,

BETWEEN:

OLYMPUS PACIFIC MINERALS INC., a corporation continued under the laws of the Canada Business Corporations Act, having an office at Suite 500 – 10 King Street East, Toronto, Ontario M5C 1C3

(the “Corporation”)
OF THE FIRST PART
AND:

●, of ●

(the “Optionee”)
OF THE SECOND PART

WHEREAS the Optionee is a director, officer, consultant or employee of the Corporation;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of good and valuable consideration by the Optionee to the Corporation (the receipt of which is hereby acknowledged by the Corporation) it is agreed by and between the parties hereto as follows:

1.
In this Agreement the term “Share” or “Shares” shall mean, as the case may be, one or more common voting shares without par value in the capital, as the same is constituted at the date of this Agreement, of the Corporation.

2.
The Corporation hereby grants to the Optionee, subject to the terms and conditions hereinafter set out, an irrevocable option to purchase ● shares from the treasury of the Corporation (the “Option”) at any time or from time to time up until the Option or this Agreement expires or otherwise ceases or terminates as hereinafter provided, common shares of the Corporation (the “Optioned Shares”), at the price of $● per Optioned Share.

3.
The Optionee shall, subject to the terms and conditions set out herein ●[and the vesting provisions provided in Schedule “A”], have the right to exercise the Option, on or before the close of business of the Corporation’s office at the above address on ●, (such time and date being hereinafter called the “Expiry Time”), but at the Expiry Time the Option shall forthwith expire and terminate and be of no further force and effect whatsoever as to such of the Optioned Shares in respect of which such Option has not previously been exercised.

4.
In the event of the death of the Optionee on or prior to the Expiry Time while still an executive of, or while in the employment of, the Corporation or a subsidiary of the Corporation, the Option may be exercised (as to such of the Optioned Shares in respect of which such option has not previously been exercised) by the legal personal representatives of the Optionee at any time up to and including (but not after) the earlier of:

(a)	the Expiry Time; and

(b)	the time of the close of business of the Corporation’s office at its address above on the date which is one year following the date of death of the Optionee;

provided that at the earlier of such times the Option shall forthwith expire and terminate and be of no further force or effect whatsoever  as to such of the Optioned Shares in respect of such Option has not previously been exercised.

5.
In the event the Optionee is terminated for cause, removed from office or disqualified from being a director by law, the Option will terminate forthwith. In the event the Optionee ceases to be employed or retained by the Corporation or a subsidiary of the Corporation, as the case may be, otherwise than by reason of death or termination for cause, or if the Optionee ceases to be a director, officer, executive or employee other than by reason of death, removal or disqualification or if the Optionee is a consultant to the Corporation or a subsidiary but ceases to perform services as such prior to the Expiry Time, or in the event of the sale by the Corporation of all or substantially all the property and assets of the Corporation as an entirety (a “Sale”) prior to the Expiry Time, the Option may be exercised, (as to such of the Optioned Shares in respect of which such Option ●[vested and] has not previously been exercised), by the Optionee at any time up to and including (but not after) the earlier of:

(a)	the Expiry Time;

(b)
the time of the close of business of the Corporation’s office at its address above on the date which is ninety (90) days following the date of such resignation or discharge or cessation becoming effective; unless the Board, in its sole discretion, determines to amend the Option to provide for a longer period (however shareholder approval is required to be obtained should this cause the Option held by an Optionee who is an insider of the Corporation to be extended beyond its original expiry (the “Shareholder Approval Requirement”);

(c)	the date provided for in any employment or consulting agreement between the Optionee and the Corporation or a subsidiary of the Corporation, subject to any Shareholder Approval Requirement; and

(d)	the time of the close of business of the Corporation’s office at its address above on the date which is ten (10) days following the date of the completion of such Sale;

as the case may be, provided that in such earlier time the Option shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which such Option has not previously been exercised.

6.
Subject to the provisions of this Agreement, the Option shall be exercisable at any time or from time to time as aforesaid by the Optionee or his/her legal personal representatives delivering a notice in writing addressed to the Corporation at its principal office in the City of Toronto, Ontario which notice shall specify the number of Optioned Shares in respect of which this Option is then being exercised and which notice shall be accompanied by payment, by cash or certified cheque, in full, of the purchase price for the number of Optioned Shares specified therein, whereupon the Corporation shall forthwith cause the transfer agent and registrar of the Corporation to deliver to the Optionee or his legal personal representatives (or as the Optionee or his/her legal personal representatives may otherwise direct in the notice of exercise of option) within ten (10) days following receipt by the Corporation of any such notice of exercise of option a certificate or certificates, or as he/she or they may have otherwise directed, representing in the aggregate such number of Optioned Shares as the Optionee or his/her legal personal representatives shall have then paid for and as are specified in such notice in writing.

7.
Nothing herein contained or done pursuant hereto shall obligate the Optionee to purchase and/or pay for any Optioned Shares except those Optioned Shares in respect of which the Optionee shall have exercised his Option to purchase hereunder in the manner hereinbefore provided.

8.
In the event of any and all reorganizations of the capital stock of the Corporation at any time hereafter (but prior to any time at which the Option shall expire and terminate) which result in the subdivision, consolidation or redesignation of the shares of the Corporation, then this Option shall, upon the reorganizations becoming effective, be deemed to be varied to apply to the number and type of such reorganized shares as would have resulted from the conversion of the Optioned Shares in respect of which the option hereby granted has not then been exercised if such Optioned Shares had been issued and outstanding prior to and had been converted pursuant to all such reorganizations, and the purchase price upon any exercise thereafter of the Option for each reorganized share or part thereof into which an Optioned Share or part thereof would so have been converted shall be a proportionate part of the price which would have been paid for such Optioned Share upon such exercise if such reorganizations had not occurred.

9.
The Optionee shall have no rights whatsoever as a shareholder in respect of any of the Optioned Shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Optioned Shares in respect of which the Optionee shall have exercised his Option to purchase hereunder and which the Optionee shall have actually taken up and paid for.

10.	Time shall be of the essence of this Agreement.

11.
This Agreement shall enure to the benefit of and be binding upon the Corporation, its successors and assigns, and the Optionee and his/her legal personal representatives to the extent hereinbefore limited, but this Agreement shall not be assignable by the Optionee or his/her legal personal representatives.

12.
This Option is granted under and is subject to the Corporation’s Stock Option Plan, the terms of which were approved by the Toronto Stock Exchange (the “TSX”) subject to the approval by the Corporation’s shareholders, which was received on June 7, 2007 and in the event of any discrepancy, the provisions of the Stock Option Plan will prevail.

13.	This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and which together shall constitute one and the same agreement.

14.
By signing this Agreement the Optionee hereby provides his/her written consent to the disclosure of personal information by the Company to the TSX as defined in Schedule “B” attached hereto and to the collection, use and disclosure of personal information by the TSX for the purposes described in Schedule “B” attached hereto.

15.	The Option is hereby granted to the Optionee in his/her capacity as a director, officer, consultant or employee of the Corporation.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto, as of the day and year first above written.

OLYMPUS PACIFIC MINERALS INC. Per: _____________________________________________________ Authorized Signatory	) ) ) ) ) )

EXECUTED AND DELIVERED by the Optionee in the presence of:

_____________________________________________________
Name

_____________________________________________________
Address

_____________________________________________________

_____________________________________________________
Occupation
) ) ) ) ) ) ) ) ) ) ) ) ) )	_____________________________________________________ ●

SCHEDULE “A” TO STOCK OPTION AGREEMENT

VESTING PROVISION

[As determined by the Board of Directors from time to time]

SCHEDULE “B” TO STOCK OPTION AGREEMENT
ACKNOWLEDGEMENT – PERSONAL INFORMATION

TSX Inc. and its affiliates, their authorized agents, subsidiaries and divisions, including Toronto Stock Exchange and TSX Venture Exchange (collectively referred to as “the Exchange”) collect Personal Information in certain Forms that are submitted by the individual and/or by an Issuer or Applicant and use it for the following purposes:

•	to conduct background checks,

•	to verify the Personal Information that has been provided about each individual,

•	to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Issuer or Applicant,

•	to consider the eligibility of the Issuer or Applicant to list on the Exchange,

•	to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Issuer, or its associates or affiliates,

•	to conduct enforcement proceedings, and

•
to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, the Exchange also collects additional Personal Information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The Personal Information the Exchange collects may also be disclosed:

(a)	to the agencies and organizations in the preceding paragraph, or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above; and

(b)	on the Exchange’s website or through printed materials published by or pursuant to the directions of the Exchange.

The Exchange may from time to time use third parties to process information and/or provide other administrative services.  In this regard, the Exchange may share the information with such third party service providers.

SCHEDULE “D”

COMPENSATION AND BENEFITS COMMITTEE CHARTER

1.	Introduction

The primary objective of the Compensation and Benefits Committee (the “Committee”) of Olympus Pacific Minerals Inc. (the “Company”) is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	the establishment and ongoing review of compensation policies including all incentive and equity based compensation policies,

(b)
the performance evaluation of the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer, and determination of the compensation for the board of directors and all officers of the Company including approving awards under any incentive or equity based compensation plans, including the Company’s stock option plan, and

(c)	succession planning, including the appointment, training and evaluation of senior management.

2.	Compensation and Benefits Committee Composition and Membership

(a)
The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance and Nominating Committee.  The Board may remove a member at any time and may fill any vacancy occurring on the Committee. A member may resign at any time and a member will automatically cease to be a member upon ceasing to be a director.

(b)
The Committee shall consist of at least three directors of the Company and shall satisfy all criteria for independence expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company. Notwithstanding the generality of the foregoing, each member will be free of any relationship which could, in the view of the board, reasonably interfere with the exercise of the member’s independent judgment.

(c)	All members must have a working familiarity with compensation practices.

(d)	The Committee may form subcommittees and delegate authority to any such subcommittee or any member, when appropriate.

3.	Compensation and Benefits Committee Meetings

(a)
Meetings of the Committee will be held at such times and places as the Chair may determine, but not less frequently than two times per year.  Twenty-four hours advance notice of each meeting will be given to each member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by telephone.

(b)
At the request of the Executive Chairman, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chair will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)
The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting. The Chair shall ensure that the agenda for each upcoming meeting of the Committee, together with any related briefing materials, is circulated to each member of the Committee as well as the other directors in advance of the meeting. The Committee may require officers and employees of the Company to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties.

(d)
A majority of members will constitute a quorum for a meeting of the Committee. Each member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all members.

(e)
The Chair of the Committee, if present, will act as the chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee the members in attendance may select one of their number to act as chair of the meeting.

(f)	At each meeting, the Committee will appoint a Secretary to keep minutes of the meeting. The Secretary does not need to be a member of the Committee.

(g)
The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.  The Company’s executive officers shall attend any meeting when requested to do so by the Chair of the Committee.

(h)	The Committee will, if deemed appropriate or necessary by the members, meet in camera without members of management in attendance for a portion of a meeting of the Committee.

4.	Duties and Responsibilities of the Committee

The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board. The Committee shall have the following responsibilities:

(a)
Review and approve on an annual basis corporate goals and objectives relevant to the performance of the Executive Chairman (“EC”) Chief Executive Officer ("CEO") and Chief Financial Officer (“CFO”) and evaluate the EC’s, CEO’s and CFO’s performance in light of those goals and objectives.

(b)	Establish compensation policies for the directors and officers of the Company that:

a.	properly reflect their respective duties and responsibilities;

b.	are competitive in attracting, retaining and motivating people of the highest quality;

c.	align the interests of the directors and officers with the Company’s shareholders and other stakeholders;

d.	are based on established corporate and individual performance objectives;

e.	promote transparency and fairness in the determination of compensation; and

f.	are clearly distinguishable between each other, that is, the structure of non-executive directors compensation should be distinguishable from that of executive directors and other officers;

(c)
Review and make recommendations to the Board on an annual basis with respect to the adequacy and form of compensation and benefits of all directors and officers (including the EC, CEO and CFO to be determined with reference to the goals and objectives identified in (a)).  A member of the Committee must not participate in any review or assessment of their own remuneration.

(d)
To the extent delegated by the Board to the Committee, administer and make recommendations to the Board with respect to the Company's stock option plan and any other incentive or equity-based compensation plans.

(e)
To the extent delegated by the Board to the Committee, determine or recommend the recipients of, and the nature and size of share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange and other regulatory requirements. In determining any such awards, the Committee will consider, among such other factors as it may deem relevant, the performance of the Company and its common shares, the value of similar incentive awards to similar officers at comparable companies and the awards given in past years.

(f)	Annually review the Company’s succession plan for the EC, CEO and CFO and other officers or senior management, including appointment, training and evaluation.

(g)
Prepare and/or review any annual executive compensation disclosure or other report on compensation as may be required under applicable securities law, stock exchange and any other regulatory requirements.

(h)	Direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties.

(i)	Review its own performance annually, seeking input from management and the Board.

(j)	Perform any other activities consistent with this Charter, the Company's articles and by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

5.	Reporting

The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Committee to the Board.  The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require.  The Committee shall review with the Board any issues that have arisen with respect to the Company’s compensation arrangements or the Company’s compliance with legal or regulatory requirements.

The Committee shall, if required by applicable securities legislation, annually review and approve the Committee’s report for inclusion in the Company’s management proxy circular.

6.	Compensation and Benefits Committee Resources

The Committee shall have the authority to retain independent legal, accounting and other consultants (including independent compensation consultants) to advise the Committee.

The Committee has the authority to conduct any investigation appropriate towards fulfilling its responsibilities.  The Committee has direct access to anyone in the organization and may request any officer, manager or employee of the Company or the Company’s external advisors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management.  In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations.

7.	Charter Review

This Charter will be reviewed periodically by the Committee and supplemented as required from time to time provided that such review will occur no less frequently than annually.

Dated:                                April 23, 2012

Approved by:                                           Compensation and Benefits Committee

SCHEDULE “E”

AUDIT COMMITTEE CHARTER

1.	Introduction

The primary objective of the Audit Committee (the “Committee”) of Olympus Pacific Minerals Inc. (the “Company”) is to act as a liaison between the Board and the Company’s independent external auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	the Company’s financial reporting and disclosure requirements,

(b)	the Company’s compliance with legal and regulatory requirements,

(c)	external and internal audit processes and the qualification, independence and performance of the Auditors, and

(d)	the Company's risk management and internal financial and accounting controls, and management information systems.

2.	Audit Committee Composition and Membership

(a)
The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance and Nominating Committee.  The Board may remove a member at any time and may fill any vacancy occurring on the Committee. A member may resign at any time and a member will automatically cease to be a member upon ceasing to be a director.

(b)
The Committee shall consist of at least three directors of the Company and shall satisfy all criteria for independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company. Notwithstanding the generality of the foregoing, each member will be free of any relationship which could, in the view of the board, reasonably interfere with the exercise of the member’s independent judgment.

(c)	The Committee may form subcommittees and delegate authority to any such subcommittee or any member, when appropriate.

3.	Audit Committee Meetings

(a)
Meetings of the Committee will be held at such times and places as the Chair may determine, but not less frequently than four times per year.  Twenty-four hours advance notice of each meeting will be given to each member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by telephone.

(b)
At the request of the Auditors, the Executive Chairman, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chair will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)
The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting. The Chair shall ensure that the agenda for each upcoming meeting of the Committee, together with any related briefing materials, is circulated to each member of the Committee as well as the other directors in advance of the meeting. The Committee may require officers and employees of the Company to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties.

(d)
A majority of members will constitute a quorum for a meeting of the Committee. Each member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all members.

(e)
The Chair of the Committee, if present, will act as the chairman of meetings of the Committee. If the chairman is not present at a meeting of the Committee the members in attendance may select one of their number to act as chairman of the meeting.

(f)	At each meeting, the Committee will appoint a Secretary to keep minutes of the meeting. The Secretary does not need to be a member of the Committee.

(g)
The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.  The Company’s accounting and financial officer(s), other executive officers and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

(h)	The Committee will, if deemed appropriate or necessary by the members, meet in camera without members of management in attendance for a portion of a meeting of the Committee.

4.	Duties and Responsibilities of the Committee

The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board. The Committee shall have the following responsibilities:

4.1.	Financial Reporting and Disclosure

(a)
Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company’s annual audited financial statements (including the Auditors’ report thereon), the interim financial statements and management’s discussion and analysis and recommend same to the Board, where appropriate, for approval and dissemination in accordance with applicable laws and regulations.

(b)
Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual report to shareholders, management proxy circular, material change disclosures or press releases of a financial nature, any audit reports or letters and similar disclosure documents prior to the public disclosure of such information.

(c)
Discuss with management and the Auditors (including, if appropriate or necessary, in camera sessions where management is not present) major issues regarding accounting principles used in the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles with a view to gaining assurance that the Company’s financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or such other accounting standards used by the Company.

(d)
Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under IFRS or such other accounting standards used by the Company.

(e)
Ensure that adequate procedures are in place for the review of the Company’s disclosure of financial information and extracted or derived from the Company’s financial statements and periodically assess the adequacy of these procedures and recommend any changes to the Board for consideration.

(f)
Review and discuss with management, the Auditors and the Company's independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company's financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.

4.2.	Risk Management and Internal Controls

(a)
Review, based upon the recommendation of the Auditors and management, the scope and plan of the work to be done by the Company’s financial and accounting group and the responsibilities, budget and staffing needs of such group.

(b)
Periodically review the adequacy and effectiveness of the Company’s system of internal control and management information systems (including those of the Company’s subsidiaries and joint ventures) through discussions with management and the Auditors to ensure that the Company maintains:

(i)	the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions;

(ii)	effective internal control systems; and

(iii)	adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud.

From time to time the Committee will assess whether it is necessary or desirable to establish a formal internal audit department having regard to the size and stage of development of the Company at any particular time.

(c)
Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk including satisfying itself that management has established adequate procedures for the review of the disclosure of financial information extracted or derived directly from the Company’s financial statements.

(d)	In consultation with the Auditors and management, review the adequacy of the Company’s internal control structure and procedures designed to ensure compliance with laws and regulations.

(e)	Establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(f)
Review the internal control reports prepared by management, including management’s assessment of the effectiveness of the Company’s internal control structure and procedures for financial reporting and the Auditors’ attestation, and report, on the assessment made by management.

(g)	Review the appointment of the Chief Financial Officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.

4.3.	External Audit

(a)	Recommend to the Board the independent auditors to be nominated for appointment as Auditors of the Company at the Company’s annual meeting.

(b)	Review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the Auditors as well as the materiality, and general audit approach.

(c)	Ensure the Auditors report directly to the Committee on a regular basis;

(d)
Oversee on no less than an annual basis the performance of the Auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the Auditors’ team and recommend to the Board the termination of the appointment of the Auditors, if and when advisable.

(e)
Maintain oversight of the work of the Auditors, including the review and resolution of any significant disagreements between management and the Auditors regarding financial reporting, any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information, and management’s response to each.

(f)	Discuss with the Auditors the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:

(i)	the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices;

(ii)	the management letter provided by the Auditors and the Company’s response to that letter; and

(iii)
any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.

(g)
Review the reasons for any proposed change in the Auditors which is not initiated by the Committee or Board. When there is to be a change of the Auditors, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.

(h)	Take reasonable steps to confirm the independence of the Auditors, which include:

(i)	ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and the Company;

(ii)	considering and discussing with the Auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the Auditors;

(iii)
approving in advance any non-audit related services provided by the Auditors to the Company, and the fees for such services, with a view to ensure independence of the Auditors, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors; and

(iv)	as necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.

(i)	Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements with respect to non-audit services.

(j)
Review annually a report from the Auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the Auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Auditors, and any steps taken to deal with any such issues;

(k)
Confirm the good standing of the Auditors with the Canadian Public Accountability Board (CPAB) and comparable bodies elsewhere to the extent required and disclose any sanctions or restrictions imposed by CPAB and such other comparable bodies and make any reasonable requests as to the qualifications of the Auditors.

(l)	Receive and consider all recommendations and explanations which the Auditors present to the Committee.

4.4.	Ongoing Reviews and Discussions with Management and Others

(a)
Obtain and review an annual report from management relating to the accounting principles used in the preparation of the Company’s financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.

(b)
Consider and approve, if appropriate, significant changes to the Company's accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact.  Review with the Auditors or management the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

(c)
Enquire of the Company’s financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of the Company.

(d)
Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.  Obtain explanations from management of all significant variances between comparative reporting periods.

4.5.	Other Responsibilities

(a)	Review and, where appropriate, recommend to the Board for approval, related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.

(b)	Adopt and monitor and periodically review the Company’s Whistleblower Policy and associated procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(ii)	the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and

(iii)	any violations of any applicable law, rule or regulation that relates to financial reporting and disclosure.

(c)	Establish, review and approve policies for the hiring of employees or former employees of the Auditors or former Auditors.

(d)	Review its own performance annually, seeking input from management and the Board.

(e)	Perform any other activities consistent with this Charter, the Company's articles and by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

5.	Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with IFRS (or such other accounting standards used by the Company) and other applicable requirements. There are the responsibilities of management and the Auditors.

The Committee, the Chair and any members identified as having accounting or related financial expertise are members of the Board appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities.

Although the designation of a member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a member who is identified as having accounting or related financial expertise, like the role of all members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

6.	Reporting

The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board.  The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require.  The Committee shall review with the Board any issues that have arisen with respect to quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Company’s financial and accounting group.

The Committee shall, if required by applicable securities legislation, annually review and approve the Committee’s report for inclusion in the Company’s management proxy circular.

7.	Audit Committee Resources

The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.

The Committee has the authority to conduct any investigation appropriate towards fulfilling its responsibilities.  The Committee has direct access to anyone in the organization and may request any officer, manager or employee of the Company or the Company’s external advisors or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management.  In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations.

The Committee shall consider the extent of funding necessary for payment of compensation to the Auditors for the purpose of rendering or issuing the annual audit report and recommend such compensation to the Board for approval.  The Audit Committee shall determine the funding necessary for payment of compensation to any independent legal, accounting and other consultants retained to advise the Committee.

8.	Charter Review

This Charter will be reviewed periodically by the Committee and supplemented as required from time to time provided that such review will occur no less frequently than annually.

Dated:                                April 23, 2012

Approved by:                                           Audit Committee

SCHEDULE “F”

POSITION DESCRIPTION FOR EXECUTIVE CHAIRMAN

The chair is the highest position of an organized group such as a board, committee, or deliberative assembly. The chair presides over meetings of the assembled group and conducts its business in an orderly fashion. When the group is not in session, the chair's duties often include acting as its head, its representative to the outside world and its spokesperson.

The executive chair also has executive roles

Responsibilities

Company

•	Responsible for leadership of the Company, articulating, developing and executing the strategy and vision necessary to drive and maximize the Company’s progression up the value chain.

•	Responsible for building and nurturing the Company into a mid-tier mining company and beyond.

•	Ensuring a focus on action and outcomes – strategic positioning, growth Ensuring the Company capitalizes on growth opportunities while building on organic growth.

•	Managing the development of the Company’s asset portfolio within the objectives of the corporation.

•
Developing and leading transactions which might include (i) the acquisition of additional reserves/exploration properties that are complementary and accretive to the Company’s present reserves and (ii) the possible consolidation of like companies designed to provide for more economic operations.

•	Creatively using diverse business models and partnerships to share risk and accelerate development.

External

•	Managing diverse shareholder and stakeholder relationships

•	Interfacing with shareholders, the media, and for quarterly updates with interested parties regarding Company operations and financial results

•	Ensuring the Company’s strategic positioning amongst the mining community and the “street”.

Board
•	Providing support for Board meetings and liaising regularly with the Lead Independent Director, CEO, CFO and other senior management on management matters

•	Leading and directing strategic planning both at board to adapt to and capitalize on changing market conditions

Finance
Should the Company require additional financing, (I) developing and implementing financing plans designed to minimize dilution for present shareholders and maximize Company opportunities in the market and (II) leading the road shows required to complete the financing.

SCHEDULE “G”

POSITION DESCRIPTION FOR CHIEF EXECUTIVE OFFICER

The CEO will manage the Company’s operations, including overseeing all aspects of exploration, development and exploitation activities, monitoring financials and setting budgets, recruiting key team members and building an effective strong team, creating company culture, ensuring compliance with governmental and safety regulations, interfacing with shareholders and investors, and handling public relations with parties impacted by the Company’s operations.

The duties and responsibilities of the chief executive officer include:

•
In conjunction with the Executive Chairman, responsible for leadership of the Company, overseeing and managing the various operating and technical functions inherent in the minerals exploration, extraction and processing industry.

•
Recruiting, developing, retaining and overseeing senior team members capable of optimal exploration and exploitation of mining reserves.  The CEO will recommend pay scales (including incentive provisions) for senior management staff to be approved by the Board of Directors.

•
Developing a management and organization structure characterized by (i) clearly defined roles for all personnel and (ii) assigned responsibilities for all key functions, to ensure the efficient organization of resources.

•	Establishing corporate policies that set the tone at which the Company conducts its activities, striving for both the highest integrity and professional standards.

•	Developing policies and procedures to assure the safety and protection of Company employees, and establishing a monitoring system designed to ascertain the system’s effectiveness.

•
Possessing sufficient knowledge of the relevant governments’ laws, rules and regulations that govern the acquisition, exploration, development and exploitation of mineral properties into economic mining operations, including the various environmental and operating permits required in Vietnam, Malaysia and the Philippines.

•
Developing detailed budgets, including capital allocation, for the Company for approval by the Board of Directors.  Assuring that the Company’s accounting system measures actual performance compared to such budget and undertaking analysis of deltas.

•
Assisting the Executive Chairman in transactions which might include (i) the acquisition of additional reserves/exploration properties that are complementary and accretive to the Company’s present reserves and (ii) the possible consolidation of like companies designed to provide for more economic operations.

•
Should the Company require additional financing, and in conjunction with the Executive Chairman, (i) developing and implementing financing plans designed to minimize dilution for present shareholders and maximize Company opportunities in the market and (ii) leading the road shows required to complete the financing.

•	Meeting as required with shareholders, the media, and with interested parties regarding Company operations and financial results

The duties and responsibilities listed above are representative of the nature and level of work assigned and are not necessarily all inclusive.

OLYMPUS PACIFIC MINERALS INC.

CORPORATE DATA

Head Office
Suite 500 – 10 King Street East
Toronto, ON  M5C 1C3

Directors and Officers
David A. Seton – Executive Chairman & Director
Kevin M. Tomlinson – Deputy Chairman & Director
N. Jon Morda – Director
Leslie G. Robinson – Director
John A.G. Seton – Chief Executive Officer
S. Jane Bell – Chief Financial Officer
Peter Tiedemann – Chief Information Officer
Charles Barclay – Chief Strategy Officer
Darin Lee – Chief Operating Officer
Paul Seton – Chief Commercial Officer
James Hamilton – Vice President, Investor Relations
Jeffrey Klam – General Counsel & Corporate Secretary

Registrar and Transfer Agent
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, ON  M5J 2Y1

Legal Counsel
Gilbert & Tobin
1202 Hay Street
West Perth WA 6005
Australia

Claymore Partners
Level 2, Claymore House
63 Fort Street
Auckland, New Zealand

Auditor Ernst & Young LLP Ernst & Young Tower, TD Centre 222 Bay Street Toronto, ON M5K 1J7
Markets Toronto Stock Exchange - Symbol: “OYM” Australian Securities Exchange – Symbol: “OYM” OTCQX (US) - Symbol: “OLYMF” Frankfurt Stock Exchange - Symbol: “OP6”